DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC

Regulation Crowdfunding Form C
Offering Memorandum

"**Target Offering Amount**" of $50,000 to a "**Maximum Offering Amount**" of $250,000

500 to 2,500 **Solar Refinancing Notes** or "**Notes**"

4.25% Annual Interest Rate

Semi-annual Payments of Principal and Interest

5 year Maturity (5/14/2026) (the "**Maturity Date**")

Minimum Investment of $500

Incremental Amounts of $100 (subject to the maximum limitations described herein)

Offering Open from March 23, 2021 to May 14, 2021



Table of Contents

Table of Contents   **1**

Disclosures   **5**

    Bad Actor Disclosure   7

    Updates   7

    About this Form C   8

    Signature   8

Business Plan   **9**

    Business Information   9

    Business Plan   9

    Customers, Revenues, and Partners   11

The Offering   **12**

    Purpose of the Offering   12

    Use of Proceeds   12

Directors, Officers and Employees   **13**

    Officers   14

    Employees   14

Capital Structure and Ownership   **14**

    Capital Structure   14

    Exempt offerings within the past three years   14

    Tax Considerations   15

Terms of the Offering   **16**

    Summary   16

    Description of Company's Securities   16

    Tombstone   16

Financial Condition   **21**

    Financial Information   21

    Results of Operation   21

    Liquidity   21

    Capital Reserve   22

    Tax   22

    Indebtedness   23

    Financial Actuals   23

    Financial Statements   25

    Financial Projections   28

    Notes to the Financial Statements   29

    Certification of Financial Statements   31

Risk Factors   **32**

    Company Risks   32

    Fixed Income Risks   34

    General Crowdfunding Risks   35

Appendix 1 - Important Information About the Crowdfunding Process   **38**

    Delivering Securities to Investors   38

    Remuneration for Raise Green   38

    Investing Process   38

Appendix 2 - Amortization Schedule   **43**

Appendix 3 - Financials   **44**

Appendix 4 - Offering Page   **45**

Disclosures

- **A crowdfunding investment involves risk.**

- The securities offered hereby are speculative and You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

- No person is authorized to give any information or make representation not contained in this Form C. No offering literature other than this Form C has been authorized by the Company. Any information or representation not contained herein must not be relied upon as having been authorized by the Company. Except as otherwise indicated, this Form C speaks as of the date appearing on the cover page. Neither delivery of this Form nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.

- The purpose of this Form C is to provide a prospective investor with the information, which the Company believes is pertinent in making an informed investment decision as to participation in the Offering. Each person to whom an offer is made, is encouraged to make, and should make, further inquiry in an effort to obtain answers to any questions he, she or it may have. Requests for further information should be relied upon only when furnished in written form and signed by an authorized representative of the Company.

- Investors should not consider the contents of this Form C or any other communication, whether written or oral, as legal, tax, accounting or other expert advice. Each prospective investor should consult his or her own legal counsel, accountants, and other professional advisors as to the legal, tax, accounting and related matters concerning the investment.

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This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. A forward-looking statement is a projection about a future event or result and whether such statement comes true is subject to many risks and uncertainties. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect,", "may", "will", "should", "projected", "forecast", "continue" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are based on reasonable assumptions, there can be no assurance that these assumptions or expectations will prove correct. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Past performance is not a guarantee of future results.

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of the State of Colorado; (2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in

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Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Bad Actor Disclosure

The Company is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

An issuer that sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. The Company's annual report will be made available on the Company's website (www.solarisenergy.com/elm-lea-annual-report) on or before April 30th, 2022.

About this Form C

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date of this Form C. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

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The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering but is the information which the Company believes is pertinent to making an informed investment decision, and any recipient hereof should conduct its own independent analysis. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized individual.

DocuSigned by:

_____

7CF3E766046E4CF...

Alexander E. Blackmer

Manager

Elm Lea Renewable Energy, LLC

3/24/2021

Business Plan

Business Information

Elm Lea Renewable Energy, LLC ("**Elm Lea**" or the "**Company**") is a Limited Liability Company formed in the State of Colorado on September 11, 2015. Elm Lea is a special purpose entity owned by Solaris Investment Group, LLC ("**SIG**"), whose capital is managed by Solaris Energy, Inc ("**Solaris Energy**"). The purpose of Elm Lea is to own and operate a solar panel array located at the Putney School in Putney, Vermont ("**Putney**" or "**Putney School**"). Elm Lea's office is located at 430 N College Ave Suite #440, Fort Collins CO 80524 and its associated website is https://www.solarisenergy.com/elm-lea-annual-report.

Business Plan

Elm Lea provides Putney School with clean, renewable energy for its campus and students. Investors in this securities offering will be purchasing debt from Elm Lea, which owns a 446.4-kilowatt solar project that has been operating for 4.5 years. Elm Lea has a binding 20 year contract for the Putney School to purchase all the solar energy generated from the Elm Lea Solar Project.

SIG's wholly-owned subsidiaries owns and operates the Elm Lea Solar Project at The Putney School in Vermont (the "**Elm Lea Solar Project**"), as well as 73 other solar project sites in 7 states worth an estimated value of over $14 million (based on turn key development project costs when new). The vast majority of these projects are for non-profits, schools, faith-based organizations, and governments.

Solaris Energy's CEO, Alex Blackmer, founded SIG with a group of private investors to finance non-residential solar projects throughout the United States. SIG provides Solaris Energy with equity capital needed for early-stage solar energy project development and construction. SIG uses a special purpose entity structure to purchase, install, operate, and maintain solar photovoltaic power plants across the United States.

Solaris Energy managed the development and construction of the Elm Lea Solar Project in 2015-2016, in partnership with the Putney School (the relationship of the entities is illustrated by Figure 1 below). Solaris Energy was founded from non-profit roots with a mission to accelerate the widespread deployment of distributed solar energy systems by offering customers low-cost financing to reduce their environmental impact, increase their bottom line, and participate in the worldwide shift to renewable energy. Solaris Energy has developed and sourced financing for 10.5 MW of solar energy systems across seven states, with an estimated 8 MW in the near-term pipeline. The crowdfunded capital will leverage investor dollars for additional solar energy projects, increasing the amount of renewables on the electricity grid for a brighter future for all.

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Existing Investors
Private | None owning more than 19%
Solaris Energy, Inc.
Entity that provides legal, administrative, and O&M support for all solar projects.
Solaris Investment Group, LLC
Provides capital for individual projects, financing support & project guarantees.
Other Solar Projects
Solar Investment Group owns and are currently developing other similar solar projects.
New Crowdfunding Investors (YOU)
Investors on Raise Green buy debt from Elm Lea Renewable Energy, LLC
Elm Lea Renewable Energy, LLC
Wholly-owned subsidiary to segment capital for individual projects and investors
The Putney School, Inc.
Purchases all of the electricity generated by Elm Lea's solar array with a 20 year contract.

Figure 1. The ownership of Elm Lea Renewable Energy LLC, the issuer of these crowdfunded debt securities.

Customers, Revenues, and Partners

On November 5, 2015, SIG and Putney signed a site lease and 20-year group net metering agreement (the "**Net Metering Contract**") which assures a long-term cash flow that is capable of covering any debt obligations pursuant to this Offering. Putney School has been in business for over 80 years and has a 100% finance and accountability rating on Charity Navigator based on its Form 990 data from the latest filing year, 2019. Putney has made payments on time, in full, to SIG every month since the Elm Lea Solar Project

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went online in July 2016. Putney's plan to make the campus net-zero provides a substantial incentive to ensure payment for the Elm Lea Solar Project's energy production.

Solaris Energy has been in business since 2011 and has provided project development and asset management services to 74 project sites. The managing member of SIG and founding CEO of Solaris Energy has been involved in the renewable development and finance industry since its infancy in the 1990s, and, along with all of SIG's private investors, is an alumnus of Putney, which helps ensure a strong and long-lasting relationship between Solaris Energy and Putney.

Putney was founded in 1935 by progressive education pioneer Carmelita Hinton, with a commitment to developing each student's full intellectual, artistic, and physical potential. The school is a co-education boarding and day school for high school students. The school has a step by step plan to become a net-zero campus. This Elm Lea Solar Project is one major step in that plan. The Elm Lea Solar Project has an additional benefit of providing grazing land for local sheep — providing an early example of the blending of photovoltaics and agriculture into what has since become known as agrivoltaics.

Green Mountain Power is the utility service provider for the Elm Lea Solar Project. The utility offers a unique virtual group net-metering solution, which allows the Elm Lea Solar Project's solar energy to be distributed virtually among 28 buildings on campus. Green Mountain Power allocates net metering credits to the designated electric meters based on the electricity generated by the solar system. Putney is then required to pay Elm Lea for the bill credits received by the school from the utility through a group net metering agreement. SIG then pays Solaris Energy for asset management and operations and maintenance (O&M) services for the project.

If for some unforeseeable reason the school was not able to abide by its contract and went into default, Elm Lea has the right to virtually sell the output of the array to any other customer of Green Mountain Power's service area at the same savings. The ability to re-assign the power purchase agreement to one or more other customers in the region at a rate below that of the utility mitigates risk of non-payment by Putney.

The Offering

Purpose of the Offering

The Company desires to:

1. Obtain funds from crowdfunding investments to refinance a revenue-generating solar asset.

2. Give more people access to impact investing through Raise Green's crowdfunding platform.

Use of Proceeds

The Company is seeking to raise a minimum of $50,000 (the "**Target Offering**") and up to $250,000 (the "**Maximum Offering Amount**") in this Offering. The funds raised will be in the form of a loan against the Elm Lea solar system that provides clean, renewable energy to the Putney School in Vermont.

The funds raised will be recycled into building new solar PV systems, similar to the one at the Putney School. Currently, the funds are intended to be used for construction of a 5.5 MW solar energy system at a large state University that has adopted similar campus sustainability goals to Putney. Depending on funding needs, the funds raised from this Offering may also be allocated to building other additional solar energy systems across the United States, which produce similar financial and environmental benefits as the Elm Lea Solar Project. The Company plans to use the proceeds in the following manner summarized in Figure 2. Below and described in detail below.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Solar Notes issued to Raise Green	1,000	2%	5,000	2%
Less: Raise Green Service Fees	2,500	5%	12,500	5%
Net Proceeds	**46,500**	**93%**	**232,500**	**93%**
Less: Refinance Elm Lea Solar Array	44,500	89%	231,500	93%
Less: Legal	2,000	4%	3,000	1%
Less: Accounting	1,000	2%	3,000	1%
Total Use of Net Proceeds	**46,500**	**95%**	**232,500**	**95%**

Figure 2. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements.

Summary

The funds raised will be utilized to free up capital that was deployed to build the solar array for the Elm Lea Solar Project. That capital will then be redeployed for increased positive impact by constructing additional solar energy systems across the United States. This continued recycling of capital allows SIG to create larger environmental, social, and financial impacts across the United States at a more rapid pace.

Refinance Existing Solar Array

- Providing debt to Elm Lea Renewable Energy, LLC for the existing, operating solar array installed at the Putney School.

Legal and Accounting

- The Company anticipates legal and accounting fees associated with issuing, closing, and servicing the offering.

Financing

- Solar Notes issued: Raise Green receives securities of the same class and having the same terms, conditions, rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering. As a result, the maximum amount of Notes available for purchase by investors other than Raise Green will be $245,000.

- Raise Green Fees: Raise Green charges service fees in an amount of 5% of the amount raised which is withdrawn by the Company.

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Directors, Officers and Employees

The Company is owned by Solaris Investment Group LLC. The following persons are officers of Solaris Investment Group LLC.

Officers

Alexander E. Blackmer: Manager

Employer: Solaris Energy Inc., CEO, and Founder

Dates of Service: 2012 - present

Alex has been involved in energy design and construction since the mid-1980s and the renewables since the industry's infancy in the 1990s. He has extensive knowledge of the industry and in making projects a reality by providing solar project development and financial services, which he has done since 2008.

Alex founded Solaris Energy, a successful for-profit finance and development solar energy firm, and currently acts as CEO and Co-Owner. Alex is also a Managing Member of Solaris Investment Group, where he has raised $26 million in private investment capital for solar projects across the United States. His unified management of Solaris Energy and Solaris Investment Group helps achieve maximum operational efficiency.

In addition, Alex founded and currently acts as Executive Director for the Atmosphere Conservancy, a non-profit solar finance, and development firm that takes on projects for underserved clients that otherwise might not find financing. Alex is also the past president of the Colorado Renewable Energy Society, a non-profit that has advocated for solar energy since 1994.

Employees

All operations of the Company will be managed by Solaris Energy under an exclusive Operations & Maintenance Agreement between the Company and Solaris Energy. The Company currently has 0 employees and SIG is the sole member. SIG currently has 0 employees and 6 members. Solaris Energy is a Colorado Public Benefit Corporation and currently has 9 employees.

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Capital Structure and Ownership

Capital Structure

The company has one type of equity security issued. All Founder's Units are owned by SIG.

Exempt offerings within the past three years

The Company has not engaged in an exempt securities offering within the past three years.

Tax Considerations

The Company will provide 1099 INT forms to debt security holders.

Terms of the Offering

Summary

If engaging in this offering, you (referred to as "**you**" or the "**Investor**") are purchasing debt securities to be repaid by **Elm Lea Renewable Energy, LLC**. Set forth below is a summary of the terms pursuant to which **Elm Lea Renewable Energy, LLC** intends to offer (the "**Offering**") certain **Solar Refinancing Notes** (the **"Notes"**).

Description of Company's Securities

The Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Investors only receive regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income. In the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the Notes would get paid prior to any payments due to an equity interest held in the Company, provided, however, that in the event of such bankruptcy or liquidation, the holders may not be repaid in full which is dependent on how liquid the Company is. All of the Company's equity interests are owned by Solaris Investment Group LLC and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the debt holders.

There are no other classes of debt securities of the Company. In the future, the Company may issue additional debt securities. Any such additional debt securities would either be subordinate to the Notes (i.e., second in right of payment) or pari-passu with the Notes (i.e., paid in the same rank as the Notes).

Tombstone

Target Offering Amount of $50,000 to a Maximum Offering Amount of $250,000

500 to 2,500 **Solar Refinancing Notes** or "Notes"

4.25% Annual Interest Rate

Semi-annual Payments of Principal and Interest

5 year Maturity (5/14/2026) (the "**Maturity Date**")

Minimum Investment of $500

Incremental Amounts of $100 (subject to the maximum limitations described herein)

From March 23, 2021 to May 14, 2021

Minimum Investment

The minimum investment for this Offering shall be $500 and additional amounts may be invested in increments of $100 thereafter. Payments of interest and principal shall be made twice a year in accordance with the terms set forth below. Upon the Maturity Date, all accrued, but unpaid interest, together with the remaining unpaid principal amount, shall be due and payable by the Company.

Investor Limits

A non-accredited investor is limited in the amount they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12 month period. Such limitations are as follows:

- If either an Investor's annual income or net worth is less than $107,000, then the Investor's investment limit is the greater of (1) $2,200 or (2) 5% of the greater of the Investor's annual income or net worth.
- If both an Investor's annual income and net worth is equal to or more than $107,000, then the Investor's limit is 10% of the greater of their annual income or net worth, not to exceed $107,000.

An accredited investor is not limited in the amount they are allowed to invest in Regulation Crowdfunding offerings over the course of a 12 month period. See Appendix 1 for definition of an accredited investor.

Principal

Principal is the original amount of debt the Investor purchases. Interest accrues on the principal amount that has not yet been repaid. Principal will be repaid to the Investor in accordance with Appendix 2. As principal is paid down each year, the interest due will be calculated based on the remaining principal outstanding.

Interest Rate

Each Note will bear interest on the outstanding principal at a rate of 4.25% per year based on the actual number of days elapsed. Interest accrues daily beginning on the Issuance Date and continuing until the Maturity Date.

Semi-Annual Payments

The Investor will receive a semi-annual payment of principal and interest twice each year during each Year prior to the Maturity Date, on the six and 12 month anniversary of the Issuance date of the Notes, (prorated, as appropriate, for any partial months based on the actual issuance date of the Notes) and if payment falls on a weekend or holiday, then payment shall be made on the next business day. For example, if an Investor makes a hypothetical initial investment in a Note of $5000 - the hypothetical payment will be approximately $560 every 6 months, and will consist of principal being paid back and accrued interest from the previous 6 month period.

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Appendix 2 shows an example of the semi-annual level payments for the hypothetical $5000 investment and how principal and interest are paid on the Notes over a 5-year term.

Rank and Limitation on Liens

The Notes are unsecured and unsubordinated obligations of the Company meaning (1) there are no existing debt obligations of the Company that would get paid ahead of the Investors and (2) in the event the Company fails to make a payment, Investors will have limited recourse.

While the Notes are outstanding, the Company will not permit or create any liens on its assets.

Financial Covenants

The Company will endeavor to maintain a minimum Debt Service Coverage Ratio (DSCR) of 1.2x. DSCR means Net Operating Income of the Company to Debt Service (payments owed to Investors).

Parent Guarantee

Solaris Investment Group intends to have available at all times a cash reserve equal to 6 months of loan payments ($27,794) on behalf of the Company; these funds will be held in SIG operating accounts.

Optional Prepayment

The Company shall have the right, at its option, to repay, in whole or in part, the Notes at any time and from time to time prior to the Maturity Date. Each such prepayment will consist of (i) outstanding principal subject to such prepayment and (ii) accrued and outstanding interest on such principal subject to prepayment (iii) a prepayment bonus of 1% of the remaining principal amount. Any prepayments made shall be distributed equally amongst all Investors. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes. The Company shall make best efforts to provide notice of at least 30 days in advance of any prepayment event.

Sale of the Company

Upon a Change of Control, all outstanding principal and accrued interest, and any prepayment bonus that may be due, shall be immediately due and payable by the Company.

For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Events of Default

The occurrence of any of the following events shall constitute an event of default in the Notes: (i) failure to make a payment of interest or principal thereon when due which is not cured by the Company within thirty (30) days of such due date; (ii) the Company shall be adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (iii) the Company shall institute proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an event of default, any Investor may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable. Once the Company has received written notice from Investors with at least 30% of the value of the outstanding principal on the Notes, all Notes will become due and payable immediately without any other demand or notice of any kind.

No Voting Rights

The Investors are not entitled to vote on any matters of the Company.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

SIG has all of the voting equity of the Company and is the sole member of the Company. Accordingly, SIG has the sole ability to control the day-to-day operations of the Company, including additional financings, that could materially impact the Company's ability to meet its Note obligations. Investors have no ability to influence Company action.

Transactions with Related Persons

Other than as set forth in this Form C, the Company has not engaged in any related party transaction. "Related Persons" are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Transactions with related parties may or may not be done at fair market value.

The Company however will be charged by Solaris Energy, a fee of $13.50 per kilowatt, multiplied by 446.4 kilowatts of capacity, with a 3% annual escalator for asset management, operation and maintenance expenses. This fee covers system production monitoring, monthly energy production invoicing, and routine maintenance expenses.

Other system operation related costs that are incurred at the parent company level e.g., accounting, legal, property and liability insurance, will be paid for by SIG and allocated to Elm Lea. Solaris Energy has otherwise been paid a project development fee by SIG to build the system for the Elm Lea Solar Project, which was paid in full in 2016 at completion of construction.

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Modification and Termination

Once the Notes are issued to investors, the terms of the Note cannot be modified by the Company or the Investor. The terms of the Note could be modified by the Company prior to the Close Date, but such modification would be considered a material change and require investor reconfirmation; Regulation CF allows the issuer to close the offering early, as long as it has been open to investment for 21 days, with no reconfirmation. Once the Offering is within 48 hours of the Close Date, the Company cannot modify the terms. An Investor who subscribes for a Note may terminate their subscription to the Note, and therefore be refunded money, only if such termination of their subscription to the Note occurs before 48 hours prior to the Close Date. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Notes being offered may not be transferred by any Investor during the one year period beginning when the Notes were issued except under limited circumstances. For further information see Appendix 1. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Company to ensure accurate records of ownership among other material items.

Valuation Methodology

The Notes are debt instruments and are, therefore, valued based upon their respective original principal amounts or "face" amounts. For example, a $1,000 original investment by the investor has a price of $1,000. The Company believes that the annual interest rate applicable to the Note is reflective of general market terms for similar securities. As of 3/17/2021, a premium of 3.45% over the 5 year U.S. government Note (0.80%). While US government securities have no credit and prepayment risk like the Notes, they serve as a base comparison for 5 year fixed income securities.

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Financial Condition

Financial Information

Elm Lea is a special purpose entity wholly owned by SIG. As a wholly-owned subsidiary, Elm Lea is backed by its parent company, SIG. The purpose of Elm Lea is to own and operate a 446.4 kilowatt solar panel array located at the Putney School. The asset was built in 2016 and is an income-generating asset.

Results of Operation

Since becoming operational in July 2016, the Elm Lea solar array has provided reliable solar energy generation to 28 electrical meters on the Putney School campus. In addition to providing energy generation, the asset has also consistently operated at a profit, earning revenue through the monthly sale of the energy produced by the system to the Putney School. Expenses are minimal and include monitoring system performance fees, maintenance, repairs, and insurance.

Profits from the operation of the Elm Lea solar asset have been deposited into SIG's main bank account, as the parent company, and consolidated into its annual financial statements since coming online through February 2021.

In anticipation of a crowdfunding raise, Elm Lea Renewable Energy, LLC created a separate bank account for operating profits and cash flows from March 2021 onwards and will report financials apart from SIG.

Liquidity

The parent company, SIG, owns a combined book value of $7.4 million of cash and fixed assets. When broken down, $955,000 of the $7.4 million is cash assets (as of December 31, 2020), and $6.4 million in fixed assets in the form of solar energy systems, which have been partially or fully depreciated. In relation to current debts held, SIG holds a healthy liquid cash balance to cover near-term debt payments. As of Dec 31, 2020, SIG had over five times as much cash on hand as current debt obligations.

Elm Lea's solar energy asset holds a value of $1.144 million before depreciation and is expected to generate a net operating profit of $83,000 in the next year. Currently, Elm Lea holds no debt burden, allowing the entity to retain all cash profits earned from the sale of energy, less minor operating expenses. Each month, the LLC generates a positive cash flow of almost $7,000. The asset is expected to continue to generate a cash flow until June 2036.

The system is expected to continue to produce solar energy after June 2036, but Putney School will no longer be contracted for payments. Since the system is expected to continue to produce, it will continue to reduce

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the school's operating expenses and greenhouse gas emissions. The financial and environmental benefits for the Putney School continue to be the original intention of the Elm Lea Solar Project.

The Putney School can also opt to purchase the system as early as June 2022. It is anticipated that the school will likely purchase the system sometime between July 2022 and June 2024. At the time of sale, the Putney School will pay SIG the appraised fair market value of the system, taking ownership of Elm Lea Renewable Energy, LLC. SIG will then be able to recapitalize its balance sheet and have liquid assets to invest in building new solar PV systems. Such a sale would constitute a Change of Control .

If successful in this Offering, the funds raised from refinancing the Elm Lea Renewable Energy LLC solar array will be leveraged to develop additional solar systems, similar to that at the Putney School. In this way, SIG can leverage current operational and completed solar project capital to build more solar assets and amplify its impact nationwide.

Capital Reserve

Currently, Elm Lea does not have a cash reserve. Through February 2021, all of the capital generated by the solar PV system had been deposited into the cash reserves of SIG. In February 2021, Elm Lea opened a new bank account to separate out the cash flow of Elm Lea from SIG, and by the end of 2021, Elm Lea intends to have $73,000 in cash reserves in its bank account before taking into account the loan payments generated by this offering. After taking loan payments into account, the cash reserve is expected to be $40,000.

As of Dec 31, 2020, SIG held unrestricted cash reserves of $675,000 and restricted cash reserves of $280,000. After SIG sells the asset associated with Elm Lea Renewable Energy, LLC to the Putney School, it expects to have an additional cash reserve of $745,000, less the costs needed to pay off the remaining loan principal. This additional cash reserve will allow SIG to put funds towards building new solar assets.

Tax

Reported on federal income tax returns

Elm Lea is a wholly-owned subsidiary of SIG, and does not file its own tax return because it is treated as a disregarded entity for federal income tax purposes. SIG is an LLC, taxed as a partnership, passing its tax obligation through to SIG's owners, therefore paying no tax itself. SIG gross receipts, total income, asset depreciation, and taxable income as reported on the 2019 tax return are presented in the following table.

Company	Gross Receipts	Total Income	Depreciation	Taxable Income	Total Tax
SIG	$677,332	$428,833	$1,954,712	$-1,596,793	$0

Figure 5. Gross Receipts, Total Income, Depreciation, Taxable Income, and Tax paid by Elm Lea's parent company, SIG in 2019.

Indebtedness

Currently, Elm Lea does not have any indebtedness. The parent company, Solaris Investment Group, has $3.14 million in long-term debt on its balance sheet, as of December 31, 2020. Private loans account for $238,000, and bank loans account for $2.9 million and are held against six completed and operational solar energy systems. In 2020 $188,000 of the long-term loans was current, or owed within one year. The corresponding interest payments on the long term loans amounted to $206,000 that same year.

Financial Actuals

The following financial actuals are required to be presented by the Securities and Exchange Commission in filing a Form C and are presented here for investor convenience.

Elm Lea Renewable Energy, LLC	Most Recent Fiscal Year-end 2020	Prior Fiscal year-end 2019
Total Assets	$90,753	$87,209
Fixed Assets (before depreciation)	$ 1,144,620.00	$ 1,144,620.00
Fixed Assets (after Depreciation)	$222,129[1]	$255,753
Cash & Cash Equivalents	$90,753	$87,209
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$103,045	$103,045
Cost of Goods Sold	$9,616	$12,180
Taxes Paid	Not applicable[2]	Not applicable[2]
Net Income	**$90,753**	**$87,209**

Figure 6 . Financial Actuals for Elm Lea for Most Recent Fiscal Year-End (2020) and Prior Fiscal year-end (2019).

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[1] This is an estimate until 2020 tax returns are completed and filed.

[2] Taxes are reported and paid on owners' tax returns.

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Solaris Investment Group, LLC	Most Recent Fiscal Year-end 2020	Prior Fiscal year-end 2019
Total Assets	$7,359,577	$6,365,206
Fixed Assets (before depreciation)	$9,801,104	$8,296,370
Fixed Assets (after Depreciation)	$5,297,808[3]	$2,278,788[3]
Cash & Cash Equivalents	$955,387	$2,992,521
Accounts Receivable	$0	$1,122,039
Short-term Debt	$130,100	$122,979
Long-term Debt	$3,137,415	$2,692,358
Revenues/Sales	$863,220	$677,332
Cost of Goods Sold	$381,924	$256,256
Taxes Paid	Not Applicable[4]	Not Applicable[4]
Net Income	**$419,215**	**$436,483**

Figure 7. Financial Actuals for Solaris Investment Group for Most Recent Fiscal Year-End (2020) and Prior Fiscal year-end (2019).

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[3] The solar arrays owned by SIG have been fully or partially depreciated.

[4] Taxes are reported and paid on owners' tax returns.

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Financial Statements

Elm Lea Profit and Loss (January - December 2020)

Income	
PROJECT OPERATING REVENUE	
Purchase Power Agreement Income	$ 103,045.00
Total PROJECT OPERATING REVENUE	**$ 103,045.00**
Total Income	**$ 103,045.00**
Cost of Goods Sold	
COST OF SALES	
Asset Management Fees	$ 9,159.10
Operations & Maintenance	$ 0.00
Project Taxes & Licenses	$ 185.00
Project Utilities expense	$ 271.56
Total COST OF SALES	**$ 9,615.66**
Total Cost of Goods Sold	**$ 9,615.66**
Gross Profit	**$ 93,429.34**
Expenses	
Insurance	$ 2,676.70
Total Expenses	**$ 2,676.70**
Net Operating Income	**$ 90,752.64**
Net Income	**$ 90,752.64**

Figure 8. Elm Lea Profit and Loss Statement for 2020

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Elm Lea Balance Sheet (As of December 31, 2020)

ASSETS	
Current Assets	$ 90,752.64
Total Current Assets	**$ 90,752.64**
Fixed Assets	
Solar Assets - SIG Owned_Operational	
The Putney School	$ 1,144,620.00
Total Solar Assets - SIG Owned_Sale Pending	**$ 1,144,620.00**
Accumulated Depreciation	$ -922,491.00[5]
Total Fixed Assets	**$ 0.00**
TOTAL ASSETS	**$ 90,752.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$ 0.00
Total Current Liabilities	**$ 0.00**
Long-Term Liabilities	$ 0.00
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$ 0.00**
Equity	
Net Income	$ 90,752.64
Total Equity	**$ 90,752.64**
TOTAL LIABILITIES AND EQUITY	**$ 90,752.64**

Figure 9. Elm Lea Balance Sheet as of December 31, 2020

[5] This is an estimate until 2020 tax returns are completed and filed.

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Financial Projections

Year	20 Year Total	Actual				Projected				Projected after Sale											
		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
Date	7/16 - 6/36	7/16 - 6/17	7/17 - 6/18	7/18 - 6/19	7/19 - 6/20	7/20 - 6/21	7/21 - 6/22	7/22 - 6/23	7/23 - 6/24	7/24 - 6/25	7/25 - 6/26	7/26 - 6/27	7/27 - 6/28	7/28 - 6/29	7/29 - 6/30	7/30 - 6/31	7/31 - 6/32	7/32 - 6/33	7/33 - 6/34	7/34 - 6/35	7/35 - 6/36
Total Operating Revenue	$1,890,874	$91,760	$97,865	$94,073	$107,855	$98,975	$96,667	$96,184	$95,703	$95,225	$94,749	$94,275	$93,804	$93,335	$92,868	$92,404	$91,941	$91,482	$91,025	$90,569	$90,116
Total Operating Expenses	$303,287	$11,019	$11,246	$15,923	$12,923	$13,287	$16,246	$13,374	$13,518	$16,861	$14,425	$14,607	$17,304	$15,018	$15,250	$17,996	$15,761	$16,043	$18,841	$16,656	$16,988
Net Operating Income	$1,587,587	$80,741	$86,619	$78,150	$94,932	$85,688	$80,421	$82,810	$82,185	$78,364	$80,324	$79,668	$76,499	$78,317	$77,618	$74,407	$76,180	$75,438	$72,184	$73,913	$73,129
Total Debt Service	$273,169					$9,265	$55,589	$55,589	$152,727												
Net Income after Debt Service	$1,314,418	$80,741	$86,619	$78,150	$94,932	$76,423	$24,832	$27,222	-$70,541	$78,364	$80,324	$79,668	$76,499	$78,317	$77,618	$74,407	$76,180	$75,438	$72,184	$73,913	$73,129
Total System Sale	$745,000								$745,000												

Figure 10. Elm Lea actual and projected financials for Years 1 to 20 of the project

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Notes to the Financial Statements

Summary of Significant Accounting Policies

Method of Accounting

The Net Profits and/or Net Losses of the Company shall be determined in accordance with accounting principles applied on a consistent basis under the cash method of accounting used for federal income tax reporting purposes, unless the Manager chooses otherwise.

Use of Estimates

The preparation of financial statements, U.S GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset to liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

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Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of electricity and associated revenue generating services associated with the production of solar energy on a cash basis, when (a) persuasive evidence that an agreement exists and payment has been initiated; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is received.

Allocations and Distributions

The Company conducts allocations and distributions, as well as special allocations in conformance with Article VIII of the Operating Agreement of Elm Lea Renewable Energy, LLC, enclosed herein as Appendix 4.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Litigation

The Company is currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

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Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Alexander E. Blackmer, as Manager of Elm Lea Renewable Energy, LLC, certify that:

1. the financial statements of Elm Lea Renewable Energy, LLC included in this Form C are true and complete in all material respects; and
2. the tax return information of Elm Lea Renewable Energy, LLC included in this Form C reflects accurately the information reported on the tax return for Elm Lea Renewable Energy, LLC and its parent company filed for the fiscal year ended 2019.


DocuSigned by:

7CF3E766046E4CF...

Alexander E. Blackmer

Manager

Elm Lea Renewable Energy, LLC

3/24/2021


** Intentional misstatements or omissions of facts constitute Federal criminal violations. See 18 U.S.C. 1001.

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Risk Factors

There can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, Investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that an Investor will realize their anticipated return on said investment, or any return at all, or that said Investor will not lose their entire investment. Each prospective Investor should consult with the prospective Investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the Note.

Company Risks

Customer Repayment Risk

There is a risk that the Putney School fails to make payments to the Company and defaults under the Net Metering Contract. While the Putney School has been consistently making on-time payments in full since the beginning of the contract term in July 2016, there can be no assurances that such timely payment will continue. The Putney School's failure to make timely payments may result in a negative effect regarding the Notes. Additionally, while the Company has the right to remove equipment from the site upon Putney's default, some of the equipment is difficult to remove and removal may decrease the residual value of such equipment which results in limited or no cash recoupment from such equipment which proceeds would be used to pay the Investors. This could impact Accounts Receivable and the cash available to repay Investors.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns for shareholders or noteholders. While the equipment is covered by a number of insurance policies to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company.

Change in Regulations

The Company is subject to legislation and regulation at potential all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

The Company depends on renewable energy contractors and subcontractors to maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments under the Net Metering Contract.

COVID-19

The recent outbreak of the novel coronavirus (COVID-19) in many countries is adversely impacting global commercial activity and has contributed to significant volatility in financial markets. The global impact of the pandemic has been rapidly evolving and has created significant disruptions in

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the global demand and supply chains. Such actions are adversely affecting a wide range of different industries. While the longer-term scope of the potential impact of COVID-19 cannot be known at this time, the COVID-19 outbreak and any other outbreak of any infectious disease or other serious public health concern are likely to have a profound negative impact on economic and market conditions and trigger a period of global slowdown. This economic impact could adversely impact the Putney School and therefore adversely affect the financial condition of the Company. As a result, COVID-19 presents material uncertainty and risk with respect to the Company's overall performance and financial results may also be materially and adversely affected.

Fixed Income Risks

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

General Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

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Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

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Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

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Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will get paid a flat 5% on the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an **Account with Raise Green**. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each Investor at no cost to the Investor. An individual must be 18 years of age to invest. Please see more information available at the [FAQ](FAQ).

After an Investor **selects to invest on the Raise Green investor marketplace** and the Investor inserts their payment method, the Investor will be sent a notice to **sign a Subscription Agreement** for the investment. In order to purchase the Securities, an Investor must take the next step in the process by completing the Subscription Agreement. The Investor's funds for payment

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will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Offering.

Subscription Agreement

Subscription Agreements are an Investor's application to participate in the crowdfunding offering and include a form of Note attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the Company to sell and the Investor to purchase an agreed-upon amount of securities at an agreed-upon price and are typical for private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

Progress during an Offering

Raise Green investor marketplace will display on the Company's Offering Page, an investment progress bar and updates regarding the Offering. For those Investors with investment commitments in the Offering already, such Investor may receive certain email notifications from Raise Green. The Company can answer Investor questions during the offering period on the forum on the Company's Offering Page.

Minimum Target and Maximum Amount

A Company selects a Target Offering Amount for a raise and *may* also select a Maximum Offering Amount. If the total amount of Investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, Investors will receive a full refund with no interest or deductions, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline ("**Close Date**") of the Offering period. The Close Date can be found in the Offering materials and on the Company's Offering page on the [Raise Green] portal. For example, if the deadline is Dec 24th, an Investor can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close Date, an Investor can no longer cancel your investment commitment, even if an Investor's investment commitment was submitted within the 48 hour time period.

An Investor cancels their investment commitment directly on the Raise Green portal by Signing into their Raise Green account, clicking the green square in the upper right-hand corner of the main page, selecting Dashboard/Investments; and clicking the Cancel Button next to the Investment the Investor wishes to cancel. This will kick off the process to stop processing a payment or a refund to the Investor. If you need any assistance at any point, please reach out to the Raise Green team at info@raisegreen.com.

Early Close and Material Changes

Raise Green, as the intermediary conducting the offering, will notify Investors when the Target Offering amount has been met via the Offering page at www.raisegreen.com

If the Company reaches this Target Offering amount prior to the Close Date, and the Offering has been available for investment for at least 21 days, the **Company may choose to close the Offering at an earlier date.** The Company must, however, provide notice to all Investors with commitments in the Offering of this deadline change at least five (5) business days prior to such a new Close Date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors may cancel an investment commitment for any reason up until 48 hours prior to the new Close Date.

In the case of **a material change to the Company or Offering terms prior to the Close Date,** any Investor that has made a commitment in the Offering will receive a notification of this material change and that their investment will be canceled unless the Investor confirms his or her investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the Investor. Raise Green will direct the Investor funds to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed, the Company plans to allocate Investor commitments on a first come first served basis. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any Investor of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the offeree and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Note may be effected without registration under the Securities Act, whereupon the holder of such Note shall be entitled to sell, pledge, or transfer such Note in accordance with the terms of the notice given by the Holder to the Company.

Accredited Investor Definition

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Regulation Crowdfunding defines accredited investors as used in Regulation D (230.501). Some key highlights from the definition are below. Reach out to info@raisegreen.com if you have any questions as to whether you are an accredited or non-accredited investor.

For Individuals:
- Your income is in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.
- Your individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000, excluding your primary residence.

For Entities:
- Trusts, corporation, partnership, or limited liability company with total assets in excess of $5,000,000

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Appendix 2 – Amortization Schedule

The below chart is provided for illustration only. <u>It represents a hypothetical original investment</u> of $5000 in a Note that pays 4.25% annual interest, paid semi-annually; numbers are estimated and rounded for simplicity, assumes a $250,000 total amount raised, and no early prepayments of principal.

- Investor receives the same flat payment every 6 months.
- The payment consists of both interest owed to you plus a portion of your principal investment being returned.
- Your remaining principal balance invested declines over time, and thus, the interest portion of your payment gets smaller each year. This is similar to the amortization you see with a mortgage.

Date	Payment	Interest	Principal	Balance
Nov-21	$ 560	$ 106	$ 454	$ 4,546
May-22	$ 560	$ 97	$ 464	$ 4,082
Nov-22	$ 560	$ 87	$ 474	$ 3,609
May-23	$ 560	$ 77	$ 484	$ 3,125
Nov-23	$ 560	$ 66	$ 494	$ 2,631
May-24	$ 560	$ 56	$ 504	$ 2,127
Nov-24	$ 560	$ 45	$ 515	$ 1,612
May-25	$ 560	$ 34	$ 526	$ 1,086
Nov-25	$ 560	$ 23	$ 537	$ 549
May-26	$ 560	$ 12	$ 549	$ (0)

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 3 - Financials

20 YEAR CASH FLOW
Elm Lea/Putney School

	Actual				Projected				Projected after Sale												
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	
	7/2016 - 6/2017	7/2017 - 6/2018	7/2018 - 6/2019	7/2019 - 6/2020	7/2020 - 6/2021	7/2021 - 6/2022	7/2022 - 6/2023	7/2023 - 6/2024	7/2024 - 6/2025	7/2025 - 6/2026	7/2026 - 6/2027	7/2027 - 6/2028	7/2028 - 6/2029	7/2029 - 6/2030	7/2030 - 6/2031	7/2031 - 6/2032	7/2032 - 6/2033	7/2033 - 6/2034	7/2034 - 6/2035	7/2035 - 6/2036	20 Year Total
Operating Revenue																					
Energy Production	$91,760	$97,865	$94,073	$107,855	$98,975	$96,667	$96,184	$95,703	$95,225	$94,749	$94,275	$93,804	$93,335	$92,868	$92,404	$91,941	$91,482	$91,025	$90,569	$90,116	$1,890,874
Total Operating Revenue	**$91,760**	**$97,865**	**$94,073**	**$107,855**	**$98,975**	**$96,667**	**$96,184**	**$95,703**	**$95,225**	**$94,749**	**$94,275**	**$93,804**	**$93,335**	**$92,868**	**$92,404**	**$91,941**	**$91,482**	**$91,025**	**$90,569**	**$90,116**	**$1,890,874**
Operating Expenses																					
Operations & Maint (Internal)	$6,026	$6,207	$6,393	$6,585	$6,783	$6,986	$7,196	$7,412	$7,634	$7,863	$8,099	$8,342	$8,592	$8,850	$9,115	$9,389	$9,671	$9,961	$10,260	$10,567	$161,931
Operations & Maint (External)	$0	$0	$3,036	$0	$0	$3,000	$0	$0	$3,000	$500	$500	$3,000	$500	$500	$3,000	$500	$500	$3,000	$500	$500	$22,036
Insurance	$2,470	$2,491	$3,865	$3,624	$3,377	$3,208	$3,048	$2,895	$3,000	$2,850	$2,708	$2,572	$2,444	$2,321	$2,205	$2,095	$1,990	$1,891	$1,796	$1,706	$52,557
Asset Management	$2,232	$2,299	$2,368	$2,439	$2,512	$2,587	$2,665	$2,745	$2,827	$2,912	$3,000	$3,090	$3,182	$3,278	$3,376	$3,477	$3,582	$3,689	$3,800	$3,914	$59,974
Project Licenses	$10	$10	$10	$10	$325	$200	$200	$200	$135	$35	$35	$35	$35	$35	$35	$35	$35	$35	$35	$35	$1,485
Utility Connection	$281	$239	$251	$265	$290	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$265	$5,304
Total Operating Expenses	**$11,019**	**$11,246**	**$15,923**	**$12,923**	**$13,287**	**$16,246**	**$13,374**	**$13,518**	**$16,861**	**$14,425**	**$14,607**	**$17,304**	**$15,018**	**$15,250**	**$17,996**	**$15,761**	**$16,043**	**$18,841**	**$16,656**	**$16,988**	**$303,287**
Net Operating Income	**$80,741**	**$86,619**	**$78,150**	**$94,932**	**$85,688**	**$80,421**	**$82,810**	**$82,185**	**$78,364**	**$80,324**	**$79,668**	**$76,499**	**$78,317**	**$77,618**	**$74,407**	**$76,180**	**$75,438**	**$72,184**	**$73,913**	**$73,129**	**$1,587,587**
Monthly NOI	**$6,728**	**$7,218**	**$6,512**	**$7,911**	**$7,141**	**$6,702**	**$6,901**	**$6,849**	**$6,530**	**$6,694**	**$6,639**	**$6,375**	**$6,526**	**$6,468**	**$6,201**	**$6,348**	**$6,287**	**$6,015**	**$6,159**	**$6,094**	**$132,299**
Debt Service																					
Interest Payment					$1,758	$9,413	$7,412	$4,586													$23,169
Principal Payment					$7,507	$46,175	$48,176	$41,738													$143,597
Balloon Payment								$106,403													
Total Debt Service					**$9,265**	**$55,589**	**$55,589**	**$152,727**													**$273,169**
Net Income after Debt Service	**$80,741**	**$86,619**	**$78,150**	**$94,932**	**$76,423**	**$24,832**	**$27,222**	**-$70,541**	**$78,364**	**$80,324**	**$79,668**	**$76,499**	**$78,317**	**$77,618**	**$74,407**	**$76,180**	**$75,438**	**$72,184**	**$73,913**	**$73,129**	**$1,314,418**
System Sale																					
Estimated Sale Price								$750,000													$750,000
Appraisal & Legal Costs								$ (5,000)													-$5,000
Total System Sale								**$ 745,000**													**$745,000**

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	87,208.86
Total Current Assets	$ 87,208.86
Fixed Assets	
Solar Assets - SIG Owned_Operational	
The Putney School	1,144,620.00
Total Solar Assets - SIG Owned_Sale Pending	$ 1,144,620.00
_Accumulated Depreciation	-1,144,620.00
Total Fixed Assets	$ 0.00
TOTAL ASSETS	$ 87,208.86
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	0.00
Total Current Liabilities	$ 0.00
Long-Term Liabilities	0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	$ 0.00
Equity	
Net Income	87,208.86
Total Equity	$ 87,208.86
TOTAL LIABILITIES AND EQUITY	$ 87,208.86

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC
Profit and Loss
January - December 2019

	Putney
Income	
PROJECT OPERATING REVENUE	
Purchase Power Agreement Income	103,045.00
Total PROJECT OPERATING REVENUE	**$ 103,045.00**
Total Income	**$ 103,045.00**
Cost of Goods Sold	
COST OF SALES	
Asset Management Fees	8,892.33
Operations & Maintenance	3,036.00
Project Taxes & Licenses	10.00
Project Utilities expense	251.64
Total COST OF SALES	**$ 12,179.97**
Total Cost of Goods Sold	**$ 12,179.97**
Gross Profit	**$ 90,865.03**
Expenses	
Insurance	3,656.17
Total Expenses	**$ 3,656.17**
Net Operating Income	**$ 87,208.86**
Net Income	**$ 87,208.86**

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	90,752.64
Total Current Assets	$ 90,752.64
Fixed Assets	
Solar Assets - SIG Owned_Operational	
The Putney School	1,144,620.00
Total Solar Assets - SIG Owned_Sale Pending	$ 1,144,620.00
_Accumulated Depreciation	-1,144,620.00
Total Fixed Assets	$ 0.00
TOTAL ASSETS	$ 90,752.64
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	0.00
Total Current Liabilities	$ 0.00
Long-Term Liabilities	0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	$ 0.00
Equity	
Net Income	90,752.64
Total Equity	$ 90,752.64
TOTAL LIABILITIES AND EQUITY	$ 90,752.64

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC
Profit and Loss
January - December 2020

	Putney
Income	
PROJECT OPERATING REVENUE	
Purchase Power Agreement Income	103,045.00
Total PROJECT OPERATING REVENUE	**$ 103,045.00**
Total Income	**$ 103,045.00**
Cost of Goods Sold	
COST OF SALES	
Asset Management Fees	9,159.10
Operations & Maintenance	0.00
Project Taxes & Licenses	185.00
Project Utilities expense	271.56
Total COST OF SALES	**$ 9,615.66**
Total Cost of Goods Sold	**$ 9,615.66**
Gross Profit	**$ 93,429.34**
Expenses	
Insurance	2,676.70
Total Expenses	**$ 2,676.70**
Net Operating Income	**$ 90,752.64**
Net Income	**$ 90,752.64**

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 4 – Operating Agreement and Board Resolution

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OPERATING AGREEMENT

OF

Elm Lea Renewable Energy, LLC

DATED: September 11, 2015

TABLE OF CONTENTS

Page

ARTICLE I. FORMATION..3
1.1   Organization 3
1.2   Agreement, Effect of Inconsistencies with Act 3
1.3   Name...3
1.4   Term 3
1.5   Registered Agent and Office..3
1.6   Principal Office 4

ARTICLE II. NATURE OF BUSINESS 4

ARTICLE III. RECORDS..4
3.1   Records to be Maintained 4

ARTICLE IV. NAME AND ADDRESS OF MEMBERS 4

ARTICLE V. RIGHTS AND DUTIES OF THE MEMBERS..5
5.1   Liability of Members 5
5.2   Personal Guaranty to Third Parties...5
5.3   Indemnification 5
5.4   Conflicts of Interest 5
5.5   Company Books..5
5.6   Voting 5
5.7   Confidentiality..6
5.8   Assignment of Rights 6

ARTICLE VI. MANAGEMENT 7
6.1   Management 7
6.2   Authority to Bind the Company 7
6.3   Actions of the Manager 8
6.4   Vacancy 8
6.5   Resignation 8
6.6   Liability for Certain Acts 8
6.7   Manager Has No Exclusive Duty to Company...8
6.8   Bank Accounts 8
6.9   Indemnity of the Manager 8
6.10   Compensation of Manager 10

ARTICLE VII. CONTRIBUTIONS 10
7.1   Initial Contributions...10
7.2   Additional Capital Contributions...10
7.3   Capital Accounts 11

ARTICLE VIII. ACCOUNTING METHOD; ALLOCATIONS; DISTRIBUTIONS; AND TAX RETURNS ..12
8.1   Method of Accounting 12
8.2   Allocations..12
8.3   Distributions 12
8.4   Special Allocations 13
8.5   Tax Returns and Other Elections...14

ARTICLE IX. MEETINGS OF MEMBERS..14
9.1   Annual Meeting 14
9.2   Special Meetings...14
9.3   Place of Meetings...14

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9.4   Notice of Meetings 14
9.5   Meeting of all Members... 14
9.6   Record Date 14
9.7   Quorum 14
9.8   Manner of Acting 15
9.9   Proxies 15
9.10 Action by Members Without a Meeting 15
9.11 Waiver of Notice 15
9.12 Telephonic Meetings 15

ARTICLE X. SECURITIES LAWS MATTERS 15
10.1 Representations 15
10.2 Compliance with Securities Laws and Other State and Federal Law............. 16

ARTICLE XI. ADMISSION OF ADDITIONAL MEMBERS AND MEMBERSHIP INTEREST TRANSFERS 16
11.1 Admission of Additional Members... 16
11.2 Disposition.. 16
11.3 General Restrictions on Transfers 17
11.4 Closing 17
11.5 Insolvency 17

ARTICLE XII. DISSOLUTION AND WINDING UP... 18
12.1 Dissolution.. 18
12.2 Effect of Dissolution 18
12.3 Distribution of Assets on Dissolution.. 18
12.4 Winding Up and Articles of Dissolution 18

ARTICLE XIII. AMENDMENT.. 19

ARTICLE XIV. MISCELLANEOUS PROVISIONS 19
14.1 Entire Agreement 19
14.2 Rights of Creditors and Third Parties Under Operating Agreement 19
14.3 Notices 19
14.4 Execution of Additional Instruments... 19
14.5 Construction 19
14.6 Headings 19
14.7 Waivers 19
14.8 Rights and Remedies Cumulative... 19
14.9 Severability... 19
14.10 Heirs, Successors and Assigns 20
14.11 Counterparts 20
14.12 Deadlock 20

ARTICLE XV. DEFINITIONS.. 20

SIGNATURES... 22

EXHIBIT A – INITIAL CAPITAL CONTRIBUTIONS.. 23

EXHIBIT B – CERTIFICATION OF MEMBERSHIP INTEREST 24

OPERATING AGREEMENT
OF
ELM LEA RENEWABLE ENERGY, LLC

THIS OPERATING AGREEMENT, dated this 11th day of September, 2015, is adopted by Solaris Investment Group, LLC as the only Member of Elm Lea Renewable Energy, LLC, a Colorado limited liability company.

ARTICLE I.   FORMATION

1.1 **Organization**. The Member has organized the Company as a Colorado limited liability company pursuant to the provisions of the Act.

THE MEMBERSHIP INTEREST OF ANY MEMBER IN THE COMPANY IS SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN ARTICLE XI OF THIS AGREEMENT. THE MEMBERSHIP INTERESTS HAVE BEEN ACQUIRED BY THE MEMBERS FOR INVESTMENT ONLY AND HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS OR UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THE MEMBERSHIP INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF ARTICLE XI OF THIS AGREEMENT.

1.2 **Agreement, Effect of Inconsistencies with Act**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members and the Company hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. It is the express intention of the parties that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members shall be entitled to rely on the provisions of this Agreement, and the Members shall not be liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members hereby agree that the duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship between the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

1.3 **Name**. The name of the Company is Elm Lea Renewable Energy, LLC, and all business of the Company shall be conducted under that name or under any other name, but in any case, only to the extent permitted by applicable law.

1.4 **Term**. The term of the Company shall be perpetual, except that the Company may be dissolved earlier by the vote or written consent of holders of two-thirds of all Membership Interests.

1.5 **Registered Agent and Office**. The Company's registered office shall be at the office of its registered agent at 430 West Myrtle Street, Fort Collins, CO 80521 and the name of its initial registered agent at such address shall be Solaris Investment Group, LLC. The Members may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members shall promptly designate a replacement registered agent or file a notice of

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

change of address as the case may be. If the Members shall fail to designate a replacement registered agent or change of address of the registered office, a Member shall automatically become the registered agent and the registered office of the Company shall be located at the Member's address.

1.6 **Principal Office**. The principal office of the Company shall be located at 430 West Myrtle Street, Fort Collins, CO 80521. The Company may locate its places of business and registered office at any other place or places, as the Members may from time to time deem advisable.

ARTICLE II. NATURE OF BUSINESS

The primary business of the Company is to engage in and conduct all business activities authorized by the Act that the Members may from time to time deem to be in the best interest of the Company. The Company is authorized to exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act, and to engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE III. RECORDS

3.1 **Records to be Maintained**. The Managers shall maintain the following records at the principal office:

(a) The full name and address of the Members and the Managers;

(b) The Certification of Membership Interest as provided for in Exhibit B;

(c) A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to such Articles that have been executed;

(d) Copies of the Company's federal, foreign, state and local income tax returns and reports (or the portions of the returns of others showing the taxable income deductions, gain, loss, and credits of the Company), if any, for at least the three most recent years;

(e) Copies of this Agreement including all amendments thereto;

(f) Any financial statements of the Company for at least the three most recent years;

(g) If not set forth in this Agreement, a writing or other data compilation from which information can be obtained through retrieval devices into reasonably usable form setting forth the following:

(i) The amount of cash and a description and statement of the agreed value of the other property or services contributed by the Members and which the Members have agreed to contribute;

(ii) The times at which or events on the happening of which any additional Commitments agreed to be made by the Members are to be made;

(iii) Any right of a Member to receive, or of the Company to make, distributions to a Member which include a return of all or any part of the Member's Capital Contribution or distributions in kind; and

(iv) Any events upon the happening of which the Company is to be dissolved and its affairs wound up.

ARTICLE IV. NAME AND ADDRESS OF MEMBERS

The name, address and social security/federal identification number of the initial Member is:

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DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Solaris Investment Group, LLC   46-5341684
430 West Myrtle Street
Fort Collins, CO 80521

ARTICLE V. RIGHTS AND DUTIES OF THE MEMBERS

5.1 **Liability of Members**. Each Member's liability shall be limited as set forth in the Act and other applicable law. A Member will not personally be liable for any debts or losses of the Company beyond his respective Capital Contributions, except as otherwise provided herein or required by law.

5.2 **Personal Guaranty to Third Parties.** Upon the vote or written consent of holders of two-thirds of all Membership Interests, each Member agrees to provide a joint and several personal guaranty as may be required by a third party providing financing to the Company.

5.3 **Indemnification**. The Company shall indemnify the Members, and their respective agents for all costs, losses, liabilities, and damages paid or accrued in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Colorado. In addition, upon written request, the Company may advance costs of defense of any Proceeding to the Members or any other agent, prior to the conclusion of the matter and as such costs are incurred.

5.4 **Conflicts of Interest**.

(a) The Members shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Members may enter into transactions that are similar to the transactions into which the Company may enter.

(b) A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair to the Company.

5.5 **Company Books**. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Member's expense.

5.6 **Voting**. Except as otherwise provided in this Agreement, each Member of record shall have one vote for each one percent of their Membership Interest outstanding. Therefore, the total individual votes for all Members available to be cast at any one time will be one hundred (100). Fractional votes to the nearest one-hundredth of one percent are allowed, if applicable.

5.7 **Confidentiality**. Each Member agrees that such Member will not at any time (whether during the term or after termination of the Member's association with the Company), disclose to anyone any confidential information or trade secret of the Company, or utilize such confidential information or trade secret for the Member's own benefit, or for the benefit of third parties. Each Member agrees that all memoranda, notes, records or other documents compiled by a Member or made available to a Member pertaining to the business of the Company shall be the property of the Company and shall be delivered to the Company on the termination of the Member's association with the Company, upon request. The term "confidential information or trade secret" does not include information that becomes generally available to the public other than by breach of this provision.

5.8 **Assignment of Rights**. Each Member agrees:

(a) To disclose promptly and fully in writing to the Company all inventions, improvements or discoveries of whatever kind or description made, conceived, developed, or first reduced to practice by the Member, either solely or in collaboration with others, during the period of the Member's association with the Company in any capacity, which relate to:

(i) Any products, research or business of the Company, or to tasks assigned to the Member by or on behalf of the Company;

(ii) Any process, method, apparatus or article useful in connection with the manufacture or development of such products;

(iii) Anything done on the time or with the facilities of the Company; or

(iv) To any invention and discovery that relates directly or indirectly to the present or prospective business of the Company.

Such disclosure shall also include any invention or discovery about which the Member is unsure whether the invention or discovery relates to the foregoing categories. The Managers shall have the sole right to determine whether or not any such particular invention or discovery falls within the contemplation of this provision. Only if the Managers determine in writing that the Company has no interest in the particular invention or discovery, shall that invention or discovery be released back or reassigned to the Member;

(b) To do all other things as may be required to vest in the Company as its sole property all right, title and interest in and to all inventions, improvements, or discoveries referred to in the preceding subparagraph ("**Company Intellectual Property**") and, at the election of the Company, and at its expense, to do all such acts that the Company may reasonably request to secure for the Company all intellectual property registrations or protections deemed appropriate by the Company for all Company Intellectual Property;

(c) To assist and cooperate (at the expense of the Company) with the Company in any controversy or legal or administrative proceedings involving or relating to Company Intellectual Property or the registrations or protections that might be issued; and

(d) That, except as otherwise noted in writing by the Member to the Company, there are at present no inventions, improvements or discoveries that have been made, conceived or first reduced to practice by the Member, whether solely or in collaboration with others, which the Member desires to remove from the operation of this provision.

ARTICLE VI. MANAGEMENT

6.1 **Management**. All decisions concerning the business affairs of the Company shall be made by its Managers. The Manager of the Company shall be Alex Blackmer. By a two-thirds vote of the Members, the Members may appoint any other Person to serve as a Manager or may remove a Manager at any time for any reason or no reason; provided, however, that removal of any Manager shall not prejudice any contract rights of a Manager provided by any contract or agreement other than this Agreement.

6.2 **Authority to Bind the Company**. Only the Managers and agents of the Company authorized by the Managers shall have the authority to bind the Company. The Managers have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including, without limitation:

(a) The institution, prosecution and defense of any Proceeding in the Company's name;

(b) The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with, Property, wherever located;

(c) The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of Property;

(d) The entering into contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations (including secured or unsecured loans from any Member); and the securing of any of its obligations by mortgage or pledge of any of its Property or income;

(e) The lending of money, investment and reinvestment of the Company's funds, and receipt and holding of Property as security for repayment, including, without limitation, the loaning money to, and otherwise helping the Manager, the Members, or any employees or agents of the Company;

(f) The conduct of the Company's business, the establishment of Company offices, and the exercise of the powers of the Company within or outside the State of Colorado;

(g) The appointment of employees and agents of the Company, the defining of their duties, and the establishment of their compensation;

(h) The payment of pensions and establishment of pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any of the current or former Members, Managers, employees, and agents of the Company;

(i) The making of donations to the public welfare or for religious, charitable, scientific, literary or educational purposes;

(j) The payment or donation, or any other act that furthers the business and affairs of the Company;

(k) The payment of compensation, or additional compensation to the Managers and employees of the Company account of services previously rendered to the limited liability company, whether or not an agreement to pay such compensation was made before such services were rendered;

(l) The purchase of insurance on any Property and on the life of any of the Managers, Members, or employees for the benefit of the Company;

(m) The participation in partnership agreements, joint ventures, or other associations of any kind with any Person or Persons;

(n) The indemnification of the Managers, the Members or any other Person.

6.3 **Actions of the Managers**. The Managers have the power to bind the Company as provided in this Article VI. The act of the Managers, regardless of whether such action is for the purpose of apparently carrying on the usual way the business or affairs of the Company, including the exercise of the authority indicated in this Article VI shall bind the Company, and no Person dealing with the Company shall have any obligation to inquire into the power or authority of the Manager acting on behalf of the Company.

6.4 **Vacancy**. Any vacancy occurring in the position of a Manager shall be filled only by the vote of two-thirds of the Members, and a Manager chosen shall hold office for the remainder of the full term of such Manager's predecessor.

6.5 **Resignation**. A Manager may resign at any time by giving written notice thereof to the Company with a copy to all other Members. Unless otherwise specified, such resignation shall take effect upon receipt of such notice unless some other date is specified in such notice. Acceptance of any resignation shall not be necessary to make it effective unless such resignation is tendered subject to acceptance.

6.6 **Liability for Certain Acts**. A Manager shall exercise the Manager's business judgment in managing the business, operations and affairs of the Company. Unless fraud, deceit, gross negligence, willful or wanton misconduct, a wrongful taking by a Manager, or a breach of a Manager's fiduciary duty, shall be proved by a non-appealable court order, judgment, decree or decision, a Manager shall not be liable or obligated to the Members for any mistake of fact or judgment or for the doing of any act or the failure to do any act by the Manager in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members. A Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. A Manager shall not be responsible to any Members because of a loss of their investments or a loss in operations, unless the loss shall have been the result of fraud, deceit, gross negligence, willful or wanton misconduct, a wrongful taking by the Manager, or a breach of the Manager's fiduciary duty, proved as set forth in this Section 6.6. A Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

6.7 **Manager Has No Exclusive Duty to Company**. A Manager shall not be required to manage the Company as the Manager's sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of a Manager or to the income or proceeds derived there from.

6.8 **Bank Accounts**. A Manager may from time to time open bank accounts in the name of the Company, and all Managers shall be a signatory thereon, unless all Managers determine otherwise.

6.9 **Indemnity of a Manager**. A Manager shall be indemnified by the Company under the following circumstances and in the manner and to the extent indicated:

(a) Promptly after receipt by a Manager of notice of the commencement of any Proceeding, if the Manager seeks indemnification, the Manager shall notify the Company in writing; provided, however, that delay in notifying the Company shall not constitute a waiver or release by the Manager of any rights to indemnification. With respect to any such Proceeding:

(i) The Company shall be entitled to participate at its own expense;

(ii) Any counsel representing the Manager to be indemnified in connection with the defense or settlement thereof shall be counsel mutually agreeable to the Manager and to the Company; and

(iii) The Company shall have the right, at its option, to assume and control the defense or settlement thereof, with counsel satisfactory to the Manager.

If the Company assumes the defense of the Proceeding, the Manager shall have the right to employ its own counsel, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense of such Proceeding shall be at the expense of the Manager unless

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(1) the employment of such counsel has been specifically authorized by the Company, (2) the Manager shall have reasonably concluded that there may be a conflict of interest between the Company and the Manager in the conduct of the defense of such Proceeding, or (3) the Company shall not have employed counsel to assume the defense of such Proceeding. Notwithstanding the foregoing, if an insurance carrier has supplied liability insurance covering a Proceeding and is entitled to retain counsel for the defense of such Proceeding, then the insurance carrier shall retain counsel to conduct the defense of such Proceeding unless the Manager and the Company concur in writing that the insurance carrier's doing so is undesirable. The Company shall not be liable for any amounts paid in settlement of any Proceeding affected without its written consent.   The Company shall not settle any Proceeding in any manner that would impose any penalty or limitation on the Manager without the Manager's written consent. Consent to a proposed settlement of any Proceeding shall not be unreasonably withheld by either the Company or the Manager.

(b) In any threatened, pending or completed action, suit or Proceeding to which the Manager was or is a party or is threatened to be made a party by reason of the fact that he or she is or was the Manager of the Company (other than an action by or in the right of the Company) involving an alleged cause of action for damages arising from the performance of his or her activities on behalf of the Company, the Company shall indemnify such Manager against expenses, including attorneys' fees, judgments and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action.

(c) Following written request to the Company by the Manager, the Company shall advance to the Manager, to the fullest extent permitted by law, amounts to cover expenses incurred by the Manager in or as a result of such Proceeding in, advance of its final disposition.

(d) If under applicable law the entitlement of the Manager to be indemnified or advanced expenses depends upon whether a standard of conduct has been met, the burden of proof of establishing that the Manager did not act in accordance with such standard shall rest with the Company. The Manager shall be presumed to have acted in accordance with such standard and to be entitled to indemnification or the advancement of expenses (as the case may be) unless, based upon a preponderance of the evidence, it shall be determined by independent counsel that the Manager has not met such standard. The termination of any Proceeding by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere* or its equivalent, shall not create a presumption that the Manager did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

(e) The Manager's right to indemnification and advancement of expenses shall be enforceable in any court of competent jurisdiction if the Company denies the claim, in whole or in part, or if no disposition of such claim is made within ninety (90) days after the written request for indemnification or advancement of expenses is received. If successful in whole or in part in such suit, the Manager's expenses incurred in bringing and prosecuting such claim shall also be paid by the Company. Whether or not the Manager has met any applicable standard of conduct, the court in such suit may order indemnification or the advancement of expenses, as the court deems proper. Further, the Company shall indemnify the Manager from and against any and all expenses and, if requested by the Manager, shall (within ten (10) business days of such request) advance such expenses to the Manager, which are incurred by the Manager in connection with any claim asserted against or suit brought by the Manager for recovery under any liability insurance policies maintained by the Company, regardless of whether the Manager is unsuccessful in whole or in part in such claim or suit.

(f) The Company shall not be liable to make any payment in connection with any Proceeding against or involving the Manager to the extent the Manager has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts indemnifiable hereunder. The Manager shall repay to the Company the amount of any payment the Company makes to the Manager in connection with any Proceeding against or involving the

9

Manager, to the extent the Manager has otherwise actually received payment of such amount under any insurance policy, agreement or otherwise.

(g) If the Company maintains the equivalent of officers and directors liability insurance, the Manager shall be covered by such policy in accordance with its terms to the maximum extent of the coverage available under the policy. The Manager's rights to indemnification and advancement of expenses shall be in addition to any other rights to which the Manager may have or hereafter acquire under any law, this Agreement, two-thirds vote of the Members, separate agreement or otherwise. These rights to indemnification and advancement of expenses shall be applicable to acts or omissions that occurred prior to the adoption of this Agreement, shall continue during the period such Manager serves as the Manager, shall continue thereafter so long as the Manager may be subject to any possible Proceeding by reason of the fact that he or she served as Manager, and shall inure to the benefit of the estate and personal representatives of the Manager. Any repeal or modification of these rights shall not affect any rights or obligations then existing. All rights to indemnification shall be deemed to be provided by a contract between the Company and the Manager.

6.10 **Compensation of Manager**. The Manager shall be reimbursed all reasonable expenses incurred in managing the Company and shall be entitled to reasonable compensation, in an amount to be determined from time to time by a two-thirds vote of the Members.

ARTICLE VII. CONTRIBUTIONS

7.1 **Initial Contributions**. The Member shall make the Contributions described on Exhibit A at the time and on the terms specified on Exhibit A and shall perform that Member's Commitment. The value of the Contributions shall be as set forth on Exhibit A. No interest shall accrue on any Contribution and the Member shall not have the right to withdraw or be repaid any Contribution except as provided in this Agreement.

7.2 **Additional Capital Contributions**.

(a) No Member shall be responsible for, or obligated to provide for, capital requirements and expenses of the Company in excess of his Initial Capital Contribution except as provided below.

(b) In the event that the Managers determine that additional funds are required for operation of the Company (including capital expenditures and debt service), the Managers, with the vote or written consent of holders of two-thirds of all Membership Interests, may require additional capital contributions ("**Additional Capital Contributions**") to be made pro rata by each Member according to the Member's Membership Interest, by way of written notice to each Member, stating the total amount of additional capital required, each Member's pro rata share of the additional capital, and the date upon which the Additional Capital Contribution must be made by each Member (the "**Notice**"). Each Member must make the Additional Capital Contribution in the amount and at the time specified in the Notice. If any Member does not make the full amount of a required Additional Capital Contribution within fifteen (15) days after the expiration of the time specified in the Notice, the Company may elect to proceed with legal action against the Member, and the other Members shall have the right to make the Additional Capital Contribution requested from the non-contributing Member on a pro rata basis in accordance with their Membership Interests or as they otherwise agree. The value of the Membership Interest for the Additional Capital Contribution made by a Member shall be based on the lower of the Company's Net Book Value or its fair market value as reasonably determined by the Managers in their sole discretion immediately preceding the Additional Capital Contribution. If the Managers determine that the Company needs additional funds, but determines not to require Additional Capital Contributions, the Managers may cause the Company to borrow such funds from any Person, including any Member, upon such terms and conditions as may be agreed to at the time. No such loan to the

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Company from a Member shall be deemed to constitute a Capital Contribution to the Company and shall not increase the Capital Account of the Member making the loan.

(c) If the Company defaults on an obligation where any Member has provided a personal guaranty, whether pursuant to Section 5.2 or otherwise, all Members agree to immediately contribute additional capital to the Company ,on a pro rata basis in accordance with their Membership Interests, in amount sufficient to cure the default.

(d) Each Member acknowledges and agrees that failure to make any Additional Capital Contribution required by this Agreement shall render the Member liable to the Company for the amount of the capital required to be contributed, plus any damages incurred by the Company as a result of the Member's failure of to contribute the capital, and all costs and expenses incurred by the Company, including court costs, witness fees and reasonable fees and disbursement of the Company's legal counsel, incurred in connection with efforts to enforce this Agreement against the Member, regardless of whether suit is brought.

7.3 **Capital Accounts**.

(a) A separate Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by (1) the amount of money contributed by such Member to the Company, including Additional Capital Contributions; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (3) the amount of Net Profits allocated to such Member. Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); and (3) the amount of Net Losses allocated to such Member.

(b) In the event of a permitted sale or exchange of a Membership Interest in the Company pursuant to the terms of this Agreement, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 7.3 is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated there under and this Agreement shall be considered amended to the smallest degree possible in order to comply with Code Section 704(b) and the regulations there under.

(d) Upon liquidation of the Company (or any Member's Membership Interest), liquidating distributions shall be made pursuant to Section 8.3(c). Liquidation proceeds will be paid as reasonably determined by the Managers.

ARTICLE VIII. ACCOUNTING METHOD; ALLOCATIONS; DISTRIBUTIONS; AND TAX RETURNS

8.1 **Method of Accounting**. The Net Profits and/or Net Losses of the Company shall be determined in accordance with accounting principles applied on a consistent basis under the cash method of accounting used for federal income tax reporting purposes, unless the Manager chooses otherwise.

8.2 **Allocations**.

(a) **Allocations of Net Profits and Credits from Operations**. Net Profits and credits earned by the Company for each Fiscal Year attributable to the operations of the Company

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shall be allocated to the Members in accordance with the Membership Interest identified in <u>Exhibit B</u> and shall be credited to each Member's Capital Account (exclusive of credits) in accordance with the following:

(i) **Negative Capital Accounts**. First, if the Capital Account of any Member has a negative balance, Net Profits shall be credited to each Member having a negative Capital Account balance in an amount equal to the negative Capital Account balance, in the ratio that the Member's negative Capital Account balance bears to the aggregate negative Capital Account balances of the Members having negative Capital Account balances; and

(ii) **Pro Rata**. Thereafter, to all Members pro rata in proportion to their relative Membership Interest in effect as of the effective date of the allocation, except that for any Fiscal Year which has any changes in the Membership Interests, the allocation will be calculated using the per share per day method as provided for in the Code.

(b) **Allocations of Net Losses**. After giving effect to the allocations provided for in the provisions of this Agreement covering special allocations and curative losses, all Net Losses of the Company for each Fiscal Year shall be allocated first to the Members in an amount equal to the Net Profits previously credited to the Members (and not previously reduced by this Section) and second to all Members and shall be charged to the Members' Capital Accounts pro rata in proportion to their relative Membership Interest in effect as of the effective date of the allocation, except that for any Fiscal Year which has any changes in the Membership Interests, the allocation will be calculated using the per share per day method as provided for in the Code. Notwithstanding the foregoing, in no event shall any such loss be allocated to a Member, to the extent that it would result in such Member having a negative Capital Account balance, if any other Member has a positive Capital Account balance. The foregoing reallocation of losses to a Member with a positive Capital Account balance shall remain in effect only until all Members have Capital Account balances of zero. If all Members have Capital Account balances of zero and any Member has made a loan to the Company which remains outstanding at the end of any Fiscal Year, net losses shall be allocated first, on a pro rata basis, to each Member whose loan remains outstanding up to the aggregate amount of the loan balance.

8.3 **Distributions**.

(a) **Distributions of Distributable Cash**. Except as provided in <u>Section 8.3(d)</u>, distributions of Distributable Cash attributable to operations of the Company shall be made at such time as determined by a two-thirds vote of the Managers and which is not, in the reasonable opinion of the Managers, necessary to conduct the Company's business. Except as expressly provided herein, no Member shall have priority over any other Member, either as to distributions or the return of Contributions other then what is provided by this <u>Section 8.3</u>. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this <u>Section 8.3</u>. All distributions of Distributable Cash attributable to operations of the Company shall be made as follows, unless otherwise agreed to by the Members:

(i) **Expenses**. First to reimburse Members for any expenses incurred by them related to the Company's business, which expenses are identified and approved by the Manager;

(ii) **Loans**. Second to reimburse any Members having made loans to the Company, which loans are identified and approved by the Managers;

(iii) **Capital Contributions**. Third to all Members who have made all Capital Contributions required or requested pursuant to this Agreement, pro rata in proportion to the sums of their respective Initial Capital Contributions and any Additional Capital Contributions, until the full amount of all Initial Capital Contributions and Additional Contributions, shall have been returned to all such Members; provided, however, that no distribution shall be made to any Member who has failed to make all Capital Contributions required by this Agreement, until the earlier of such time as: (A) the Member cures the failure to make any required Capital Contribution, or (B) all other Members have received the full amounts of all of their respective Capital Contributions; and

(iv) **Pro Rata**. Thereafter, to all Members pro rata in proportion to the relative Membership Interest they hold, in effect as of the effective date of the distribution.

(b) **Disproportionate Distributions.** Except as expressly provided in Section 8.3(a) or as a result of the application of Section 8.4, no distributions which are disproportionate to a Member's Membership Interest are permitted without the approval of Members holding at least two-thirds of all Membership Interests, and then, only after the Members take into consideration the potential future impact on Sections 8.2 and 8.3 and concluding their consideration with a written summary of the Members' decision.

(c) **Distributions in Liquidation of the Company**. In the event of the liquidation of the Company, distributions to Members shall be made, after the allocations described in Section 8.2 and to the extent such distributions were not previously made pursuant to Section 8.3(a), on a pro rata basis to all Members based on the Membership Interest they hold, in effect as of the effective date of the distribution.

(d) **Limitation Upon Distributions**. No distribution shall be declared and paid unless, after the distribution is made, the book value of the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions. For any kind of distribution, a Member, irrespective of the nature of his Contribution, has the right to demand and receive only cash as compared to demanding the distribution of any specific asset of the Company.

8.4 **Special Allocations**.

(a) **Allocations per Code**. Except as otherwise provided in this Agreement, special allocations will be made as permitted and/or required by the Code.

(b) **Conformity of Reporting**. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Article VIII.

8.5 **Tax Returns and Other Elections**.

(a) **Tax Returns**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each Taxing Jurisdiction in which the Company does business. Copies of such returns, or pertinent information there from, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year.

(b) **Tax Elections**. The Managers may make any and all tax elections for the Company allowed under the Code or the tax laws of any Taxing Jurisdiction.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

ARTICLE IX. MEETINGS OF MEMBERS

9.1 **Annual Meeting**. An annual meeting of the Members may be held at such time as may be determined by the Managers for the purpose of the transaction of such business as may come before the meeting. An annual meeting need not be held, however.

9.2 **Special Meetings**. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Member holding at least one-third of all Membership Interest in the Company.

9.3 **Place of Meetings**. The Managers may designate any place, either within or outside the State of Colorado, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal executive office of the Company in the State of Colorado.

9.4 **Notice of Meetings**. Except as provided in Section 9.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or the Members calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered as provided in Section 14.3.

9.5 **Meeting of all Members**. If all of the Members entitled to vote shall meet at any time and place, either within or outside of the State of Colorado, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

9.6 **Record Date**. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article IX, such determination shall apply to any adjournment thereof.

9.7 **Quorum**.

(a) Holders of two-thirds of Membership Interests in the Company represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, holders of two-thirds of Membership Interests in the Company so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

(b) At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of holders of that number of Membership Interests whose absence would cause less than a quorum.

9.8 **Manner of Acting**. If a quorum is present, the affirmative vote of holders of a majority of Membership Interests in the Company shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles or by this Agreement.

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9.9 **Proxies**. At all meetings of Members, a Member entitled to vote may vote in person or by proxy executed in writing by the Members or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

9.10 **Action by Members Without a Meeting**.

(a) Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote and delivered to the Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 9.10 is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date.

(b) The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

9.11 **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

9.12 **Telephonic Meetings**. If all Members entitled to notice of a meeting give their consent in writing, a meeting of Members may be held by telephonic communications between two or more locations at which the Members are present.

ARTICLE X. SECURITIES LAWS MATTERS

10.1 **Representations**. Each Member, by executing this Agreement, hereby represents and warrants to the Company and to each Member that such Member:

(a) Is aware that the acquisition of his Membership Interest in the Company has not been registered under the Securities Act of 1933, as amended (the "**1933 Act**"), or registered or qualifed under the securities laws of any state;

(b) Is acquiring the Membership Interest in his or her own name and solely for his or her own account (or for a trust account if a trustee) and not for the account of any other person;

(c) Is acquiring his or her Membership Interest for the purpose of investment only, and not with a view to or for sale in connection with any distribution of such Membership Interest;

(d) Understands that any Disposition of his or her Membership Interest is limited by this Agreement and in any event may not be effected unless the Disposition is registered and qualified under appliable securities laws, or is eligible for an exemption from registration and qualification, and, except as expressly provided otherwise herein, that no understaking has been made with regard to registering or qualifying such Membership Interest in the future;

(e) Understands that any certificate or other document which evidences his or her Membership Interest in the Company may bear one or more restrictive legends stating that the Membership Interest evidenced therein has not been registered under the 1933 Act or qualified under any securities laws;

(f) Is capable of evaluating, through his or her own knowledge and experience in financial and business matters, the merits and risks of this investment and of protecting his or her own interest in connection with this investment;

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(g) Is able to bear the economic risk of the loss of his or her Membership Interest;

(h) Has not seen or received any adverstisement or general solicitation with respect to the sale of the Membership Interest;

(i) Acknowledges that the Company has given the opportunity to obtain any information and ask questions concerning the Company, Membership Interest in the Company, and his or her investment, and to the extent that he or she availed himself or herself of that opportunity, he or she has received from the Company satisfactory information and anwers; and

(j) Acknowledges that the Company and each Member are relying on the foregoing representations.

10.2 **Compliance with Securities Laws and Other State and Federal Law**. Notwithstanding the other provisions of this Article X, no Member may transfer their Membership Interest in the Company unless such Member provides to the remaining Members such evidence and assurances as the remaining Members, may reasonably request, including but not limited to an opinion of counsel satisfactory to the Members that the transfer of such Membership Interest:

(a) Shall not cause a termination of the Company under any applicable federal or state law;

(b) Shall not violate any applicable state or federal securities laws; and

(c) Shall be accomplished in compliance with the registration requirements of all applicable state and federal securities law or pursuant to an applicable exemption there from, and that all such filings or other actions necessary to effect any such transaction have been undertaken or will have been undertaken prior to, or concurrent with, the transfer.

ARTICLE XI. ADMISSION OF ADDITIONAL MEMBERS AND MEMBERSHIP INTEREST TRANSFERS

11.1 **Admission of Additional Members**. The Members, by the vote or consent of holders of two-thirds of all Membership Interests, may Admit Additional Members and determine the Capital Contributions and/or Commitments and the corresponding allocated Membership Interest of such Members. As a condition of Admission, any Additional Member shall agree to be subject to all the terms and conditions of this Agreement by signing the original Agreement maintained by the Company.

11.2 **Disposition**. The Membership Interest of any Member is transferable either voluntarily or by operation of law, subject to the provisions of this Article XI. Upon a transfer of a Member's Membership Interest in compliance with this Article XI, the transferee shall be Admitted as an Additional Member without further action at the time the transfer is completed, subject to the condition of Admission required by Section 11.1.

11.3 **General Restrictions on Transfers**.

(a) Except as otherwise provided in this Agreement, no Member may, without the written consent of holders of at least two-thirds of all Membership Interests, Dispose of a Membership Interest in the Company. For purposes of this Agreement, a transfer of a Membership Interest in the Company shall include any Disposition of all or a portion of a Membership Interest in the Company. Any attempt to tranfer all or any portion of a Membership Interest in the Company in a divorce settlement, any court order transferring any portion of a Member's Membership Interest in the Company (whether or not such order is part of a decree in a dissolution of marriage proceedings), or any attempt to gift a Membership Interest in the Company without the written approval of all the Members is a violation of this Section 11.3. If a transfer is made in violation of this Section 11.3, such person or entity receiving the transferring Member's Interest shall not be entitled to participate in the management of the business and the affairs of the Company or to become a Member.

(b) Notwithstanding anything in this Agreement to the contrary, a Disposition shall be void if, in the opinion of counsel to the Company, the Disposition would:

(i) Cause a termination of the Company under any applicable federal or state law or deemed termination of the Company under any applicable federal or state income tax law;

(ii) Not be accomplished in compliance with the registration requirements of all applicable state and federal securities laws or pursuant to an applicable exemption there from.

11.4 **Closing**. The closing of any sale of a Membership Interest shall take place at the offices of the Company at 10:00 a.m. on the ninetieth (90th) day following the date on which the purchase price is established pursuant to this Article XI or, if that date is not a business day, on the second following business day, unless the selling Member or his personal representative and the Company and/or the purchasing Member agree to a different place or time for closing. Once transferred, the Membership Interest shall be subject to all of the terms and conditions of this Agreement, and any purchasing Member shall agree to be bound by the terms and conditions of the Agreement as a condition concurrent with the transfer of the Membership Interest.

11.5 **Insolvency**. Upon the insolvency, as hereinafter defined, of any Member, the Company, or if the Company declines, any other Member on a pro rata basis may, within ninety (90) days after such insolvency, elect to purchase the Membership Interest of the insolvent Member. The purchase price shall be the reasonable fair market value of the Company, as determined by the Managers jointly in their sole discretion, multiplied by the Membership Interest to be purchased, and adjusted for usual and customary discounts for lack of marketability and minority interest, less any liabilities or indebtedness of such Member to the Company or any other Member. If the Managers cannot jointly agree on a fair market value according to this Section 11.5, the Managers shall obtain a valuation from an independent Certified Public Accountant qualified to perform business valuations. Upon the written election of the Company, the purchase price for any Membership Interest purchased under this Section 11.5 may be paid for on the terms and conditions set forth in Sections 11.4. A Member shall be deemed to have become insolvent for purposes of this Section 11.5 if any of the following events shall occur:

(a) Said Member shall file a voluntary petition in bankruptcy or shall be adjudicated a bankrupt or insolvent, or shall file any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for himself under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency or other relief for debtors, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver, conservator or liquidator of said Member or of all or any substantial part of his properties or his Membership Interest in the Company (the phrase "acquiesce in the appointment" being deemed to include, without limitation, failure to file a petition or motion to vacate or to discharge any order, judgment or decree providing for such appointment within ten (10) days after such appointment); or

(b) A court of competent jurisdiction shall enter an order, judgment or decree approving a petition filed against said Member seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency or other relief for debtors, and said Member shall acquiesce in the entry of such order, judgment or decree (the phrase "acquiesce in the appointment" being deemed to include, without limitation, failure to file a petition or motion to vacate or to discharge any order, judgment or decree within ten (10) days after the entry of such order, judgment or decree), or such order, judgment or decree shall remain unvacated and unstayed for an aggregate of ninety (90) days (whether or not consecutive) from the date of entry thereof, or any trustee, receiver, conservator or liquidator of said Member or all or any substantial part of his property or his Membership Interest in said Company shall be appointed without the consent or acquiescence of said Member or such appointment shall remain unvacated and unstayed for an aggregate of ninety (90) days (whether or not consecutive); or

(c) Said Member shall admit in writing of his inability to pay his or her debts as they mature; or

(d) Said Member shall give notice to any governmental body of insolvency or pending insolvency; or

(e) Said Member shall make an assignment of his or her pro rata share of the assets and profits of the Company for the benefit of creditors or take any other similar action for the protection or benefit of creditors.

ARTICLE XII. DISSOLUTION AND WINDING UP

12.1 **Dissolution**. The Company shall be dissolved and its affairs wound up at such time as the Members may determine.

12.2 **Effect of Dissolution**. Upon dissolution, the Company shall cease carrying on its normal business operations. However, the Company will not be terminated until the winding up of the affairs of the Company is completed and the Certificate of Dissolution has been issued by the Secretary of State.

12.3 **Distribution of Assets on Dissolution**. Upon the winding up of the Company, the Company Property shall be distributed:

(a) To creditors, including any Member if it is a creditor, to the extent permitted by law, in satisfaction of Company liabilities;

(b) To the Members, considering that such distribution may be in cash or Property or partly in both, as determined by the Members.

12.4 **Winding Up and Articles of Dissolution**. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefore has been made, and all of the remaining Property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, Articles of Dissolution shall be delivered to the Secretary of State for filing. The certificate of dissolution shall set forth the information required by the Act.

ARTICLE XIII. AMENDMENT

This Agreement may be amended or modified from time to time only by a written instrument adopted and executed by the Members. No Member shall have any vested rights in this Agreement, which may not be modified through an amendment to this Agreement.

ARTICLE XIV. MISCELLANEOUS PROVISIONS

14.1 **Entire Agreement**. This Agreement represents the entire agreement between the Members and the Company.

14.2 **Rights of Creditors and Third Parties under Operating Agreement**. This Agreement is entered into between the Company and the Members for the exclusive benefit of the Company, its

Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Members with respect to any Capital Contribution or otherwise.

14.3 **Notices**. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be shall be in writing and shall be considered effective when delivered, if by personal delivery, upon receipt, if sent by FAX, which FAX has been telephonically confirmed, between the hours of 9:00 a.m. and 5:00 p.m. local time of the recipient, on a business day, upon delivery, or if not, at 9:00 a.m., local time on the next business day, or upon first attempted delivery after mailing by certified mail, return receipt requested, postage prepaid, addressed to the Member's and/or Company's address as it appears in the Company's records, as appropriate.

14.4 **Execution of Additional Instruments**. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

14.5 **Construction**. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa.

14.6 **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

14.7 **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.8 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights and parties may have by law, statute, ordinance or otherwise.

14.9 **Severability**. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

14.10 **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

14.11 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14.12 **Deadlock**. In the event of an impasse or deadlock between the Managers or Members on any matter or dispute arising out of, in connection with, or that relates in any way to this Agreement or otherwise, non-binding mediation shall be utilized to resolve the deadlock, unless all Managers agree to bypass mediation. If mediation ends without resolving the deadlock or if the Managers agree to bypass mediation, the Managers shall submit the matter to binding arbitration pursuant to the Uniform Arbitration Act, Colorado Revised Statutes §§ 13-22-201 *et seq.* Each

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Member or Manager involved in the arbitration shall bear the costs equally of the arbitration process.

ARTICLE XV. DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1. **Act**. The Colorado Limited Liability Company Act and all amendments to the Act.

2. **Additional Member**. A Member other than the Initial Member who has acquired a Membership Interest in the Company.

3. **Admission (Admit)**. The act of becoming a Member and obtaining the rights appurtenant to a Membership Interest.

4. **Agreement**. This Operating Agreement including all amendments adopted in accordance with this Operating Agreement and the Act.

5. **Articles**. The Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

6. **Capital Account**. As of any given date, the Capital Contribution to the Company by a Member as adjusted up to the date in question.

7. **Capital Contribution**. Any Contribution or contribution of services made by or on behalf of a new or exiting Member as consideration for a Membership Interest.

8. **Code**. The Internal Revenue Code of 1986 as amended from time to time.

9. **Commitment**. The obligation of a Member to make a Capital Contribution in the future.

10. **Company**. Elm Lea Renewable Energy, LLC, a limited liability company formed under the laws of the State of Colorado, and any successor limited liability company.

11. **Company Property**. Any Property owned by the Company.

12. **Contribution**. Any contribution of Property made by or on behalf of a Member as consideration for a Membership Interest.

13. **Disposition (Dispose)**. As it relates to the Membership Interest of any Member, any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

14. **Distributable Cash**. All cash, revenues and funds received by the Company from Company operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; (iii) such cash Reserves as the Managers deem reasonably necessary to the proper operation of the Company's business; and (iv) such amounts as may be required to satisfy conditions imposed by lenders or other creditors.

15. **Distribution**. A transfer of Property to a Member on account of a Membership Interest as described in Article VIII.

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16. **Fiscal Year**. The calendar year ending on December 31 of any year.

17. **Initial Capital Contribution**. The Contribution agreed to be made by the Members as described in Article VII.

18. **Manager**. The Manager shall mean Alex Blackmer or any other person or entity that succeeds him in that capacity. References to the Manager as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the masculine or feminine reference, as the case may be.

19. **Member**. The Members executing this Agreement, any transferee of a Member, or any Additional Member. At any time there is more than one Member, the term "Member" shall mean all Members, and any action that may be taken under this Agreement by the Members may be taken by any Member, provided that any dispute with respect to any action shall be decided by a majority of the Members.

20. **Membership**. All of the rights of Members including the right to share in profits, losses and distributions and the right to participate in certain management decisions of the Company as identified in this Agreement.

21. **Membership Interest**. The term used to indicate a Member's ownership percentage of the Company. The initial Membership Interest of each Member is set forth on Exhibit A and Exhibit B hereof.

22. **Net Book Value**. At any point in time, the sum of all the assets and liabilities of the Company as recorded in the general ledger at their cost.

23. **Net Losses**. For each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting identified in the Agreement, and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any expenditures described in Section 705(a)(2)(B) of the Code.

24. **Net Profits**. For each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting identified, and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any income described in Section 705(a)(1)(B) of the Code.

25. **Person**. An individual, trust, estate, or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the Act.

26. **Proceeding**. Any judicial or administrative trial, hearing or other activity, civil criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of such court, arbitrator, or governmental agency.

27. **Property**. Any property, real or personal, tangible or intangible (including goodwill), including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

28. **Reserves**. Funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Manager for

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working capital, to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business or as may be required to satisfy conditions imposed by lenders or other creditors.

29. **Taxing Jurisdiction**. Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

IN WITNESS WHEREOF, this Agreement has been signed as of the Effective Date.

MEMBER:

Solaris Investment Group, LLC

DocuSigned by:

7CF3E766046E4CF

By: Alex Blackmer, Manager

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EXHIBIT A

Elm Lea Renewable Energy, LLC

INITIAL CAPITAL CONTRIBUTIONS

Member	Contribution and Terms	Commitment and Terms	Membership Interest
Solaris Investment Group, LLC	$100	None	100%

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EXHIBIT B

Elm Lea Renewable Energy, LLC

CERTIFICATION OF MEMBERSHIP INTEREST

<u>Members</u>	<u>Membership Interest</u>
Solaris Investment Group, LLC	100%

I, Alex Blackmer, being a Manager of Elm Lea Renewable Energy, LLC, verify and certify that the above named individual is the present Member of the Company, and that the foregoing statement of Membership Interests of the aforementioned party is accurate as of the 11th day of September, 2015.

DocuSigned by:

7CF3E766046E4CF...

Alex Blackmer, Manager

[NOTE: This <u>Exhibit B</u> must be marked "superseded", and a new <u>Exhibit B</u> prepared in the event that any Member's Membership Interest in the Company changes, or upon admission or withdrawal of any new or existing Members.]

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ELM LEA RENEWABLE ENERGY, LLC
UNANIMOUS WRITTEN CONSENT OF THE MEMBERS


The undersigned, constituting all the Members of Elm Lea Renewable Energy, LLC, a Colorado limited liability company (the "Company"), does hereby consent to the adoption of the following resolutions:

RESOLVED, that Alex Blackmer is elected as Managing Director and Treasurer of the Company.

RESOLVED, that Alex Blackmer is elected Secretary of the Company.

RESOLVED, that the Managing Director or Treasurer of the Company select one or more banks, trust companies, or other depositories, and to establish financial accounts in the name of the Company. The Managing Director or Treasurer or Secretary, or any of them, are authorized to deposit and to withdraw Company funds in such accounts. The Managing Director or Treasurer are further authorized to sign appropriate account authorization forms as may be required by financial institutions to establish and maintain such Company accounts. The Members or Treasurer shall submit a copy of any completed account authorization forms to the Secretary of the Company, who shall attach the forms to this resolution and place them in the Company records book.

RESOLVED, that the Members or Treasurer of the Company is authorized to rent a safe deposit box in the name of the Company with an appropriate bank, trust company or other suitable financial institution, and to deposit in this box any securities, books, records, or other material or property of the Company that he or she decides is appropriate for storage and safekeeping in such box.

RESOLVED, that the Member, the Managing Director or proper officers of the Company be, and they hereby are, authorized to do such acts and things, or cause such acts and things to be done as they shall deem necessary, appropriate or desirable in order to effectuate the purposes and intent of the foregoing resolutions.

Dated Effective: September 11, 2015

Solaris Investment Group, LLC

DocuSigned by:

_____
7CF3E766046E4CF...
By: Alex Blackmer, Manager


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MINUTES OF MEETING OF THE MEMBERS
OF
ELM LEA RENEWABLE ENERGY, LLC

A meeting of the members of the above named Colorado Limited Liability Company (LLC) was held _____ (date), at _____ (time), at_____ _____ (address),

For the following purpose(s):

_____
_____
_____
_____
_____

_____ acted as chairperson, and
_____ acted as secretary of the meeting.

The chairperson called the meeting to order. The members present at the meeting were:

_____
_____
_____

The following persons were also present at the meeting, and any reports by these persons are noted next to their name below:

Name and Title	Reports Presented, if any
_____	_____
_____	_____
_____	_____

After discussion, on motion duly made and carried by the affirmative vote of a _____ of the members, the following resolution(s) was/were adopted:

_____
_____
_____
_____
_____
_____
_____

There being no further business, the meeting was adjourned on a motion made and carried.

Date: _____

Signature(s):   _____

Title(s):   _____

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UNANIMOUS WRITTEN CONSENT
OF THE MEMBERS
OF
Elm Lea Renewable Energy, LLC
a Colorado Limited Liability Company

The undersigned, being all of the directors of Elm Lea Renewable Energy LLC a Colorado Limited Liability Company (the "Company"), pursuant to Colo. Rev. Stat. § 7-107-104 hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Manager held for this purpose

WHEREAS, it has been proposed that the Company sell and offer up to $250,000 in Debt via Solar Refinancing Notes (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

Regulation Crowdfunding Offering

WHEREAS, it has been proposed that the Company sell and offer up to $250,000 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a Subscription Agreement by and among the Company and the investors party thereto (the "Subscription Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Manager (the "Memorandum");

WHEREAS, the Manager has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

WHEREAS, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, have an independent certified public accountant conduct a financial review and enter into agreements with a transfer agent and an escrow agent;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the Memorandum and the Crowdfunding Offering, and the issuance of the Securities

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pursuant to the terms thereof;

Subscription Agreement

RESOLVED, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each director of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Securities for a price of $100.00 per Security payable as set forth in the Subscription Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the "Authorized Officers") be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof, approve, and cause the Company to perform its obligations thereunder.

Filing of the Form C

RESOLVED, that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

Online Portal

RESOLVED, that Raise Green, Inc ("Raise Green") shall be engaged to provide the online portal required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Raise Green in connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to

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consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of DATE: _______________________

DocuSigned by:

Signed: ___________________________
7CF3E766046E4CF...

Name: Alex Blackmer,
Manager
Elm Lea Renewable Energy, LLC

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

EXHIBIT A

SUBSCRIPTION AGREEMENT

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 5 – Subscription Agreement

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Elm Lea Renewable Energy, LLC

Subscription Agreement

"**Target Offering Amount**" of $50,000 to a "**Maximum Offering Amount**" of $250,000

500 to 2,500 **Solar Refinancing Notes** or "**Notes**"

4.25% Annual Interest Rate

Semi-annual Payments of Principal and Interest

5 Year Maturity (5/14/2026) (the "**Maturity Date**")

Minimum Investment of $500

Incremental Amounts of $100 (subject to the maximum limitations described herein)

From March 23, 2021 to May 14, 2021



Subscription Agreement

Please read and sign this Subscription Agreement promptly by May 14, 2021. The Company is offering up to $250,000 of its unsecured debt notes in this Offering and is under no obligation to accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the Offering. During the Offering period, all communications between Investors and the Company must be conducted on the "Forum" located on the Elm Lea Renewable Energy, LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at info@RaiseGreen.com.

This Subscription Agreement ("**Agreement**") addresses the offer and sale of certain unsecured debt notes (the "**Notes**") in Elm Lea Renewable Energy, LLC a Colorado Limited Liability Company (the "**Offeror**" or the "**Company**"). The terms of the Notes are set forth in the form of Note attached hereto as Appendix 1 and also found in the Form C, dated March 23, 2021, attached hereto as Appendix 2 (the "**Form C**") under "Terms of the Offering".

Such offer and sale of the Notes are referred to herein as the "**Offering**". The Notes are not being registered under the Securities Act of 1933, as amended ("**Act**"), or under the securities laws of the State of Colorado (or of any other state or jurisdiction), but rather are being made by the Offeror pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Act of 1934 to implement the requirements of Title III of the Jumpstart Our Business Startups Act (collectively, "**Regulation Crowdfunding**"). The Offering has not been reviewed by, and these securities have not been recommended by, any federal or state securities commission or regulatory authority.

The Notes cannot be sold, transferred, assigned or otherwise disposed of except in compliance with this Subscription Agreement and the exhibits attached thereto.

A.   Principal Balance of the Note.

The undersigned (the "**Offeree**") wishes to subscribe for a Note with an original principal balance ("**Principal Balance**") in the amount as set forth on the signature page below. An Offeree may not subscribe for a Note with a Principal Amount in excess of the limitations set forth on the Form C. The minimum Principal Balance the Company will accept is $500 and any increase above such minimum Principal Amount must be increased in increments of $100.

B.   Subscription.

By signing below, the Offeree subscribes to purchase a Note in the amount of the Principal Balance (hereinafter, "**Subscribed Note**" or the "**Securities**"). The closing of the purchase and sale of the Notes (the

"**Closing**") shall take place at 11:59 PM Eastern Standard Time on May 14, 2021, or at such other time and place as the Company may designate by notice to the Offeree ("**Closing Date**").

Payment for the Note shall be received by The North Capital Private Securities (the "**Escrow Agent**") from the Offeree of immediately available funds or other means approved by the Company by the Closing Date, in the amount of the Principal Balance. Upon the Closing, the Offeror will countersign this Agreement, and the Escrow Agent shall release the funds to the Company. Offerees will receive the countersigned Agreement. This process may take several days or more from the Closing Date. **The countersigned Agreement is your record of the purchase of the Note as part of the Offering.**

The Offeree also understands that the Offeror has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription. The Offeree further understands that the Offeree's subscription is contingent upon the Offeree qualifying under the suitability standards described more fully below. The Offeree understands that: (i) if their subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that Offeree has deposited will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, the funds shall be released to the Offeror.

The Offeree understands that if the Offeree executes this Subscription Agreement for a Subscribed Note, (i) the Offeree may terminate such Subscribed Note prior to forty-eight (48) hours to the Closing, in which case the Principal Balance shall be returned to the Offeree; and (ii) if the Offeree does not terminate the Subscribed Note prior to forty-eight (48) hours before the Closing, the Subscribed Note may not be cancelled.

Subscriptions, when accepted, are generally allocated on a first-come, first-served basis in the event that the Offering is oversubscribed. The subscription shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after the Closing. The Effective Date of the Note(s) and the date from which the Note will begin accruing interest is the day after the Closing, May 15, 2021.

The Offeree shall receive a separate notice from the Company after the purchase transaction is completed to evidence the digital entry of the Notes owned by the undersigned, reflected on the books and records of the Company as recorded by Raise Green, which books and records shall bear a notation that the Notes were sold in reliance upon Regulation Crowdfunding.

The terms of the Note cannot be modified after the Closing. If the Offering is modified in a way that would be considered a material change prior to Closing, the Company will notify each Offeree who has subscribed for a Note of such modification and each such Offeree must reconfirm their subscription or else their Subscribed Note will be terminated and their Principal Balance refunded.

C.   Representations of the Undersigned.

The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Note, enter into this Subscription Agreement and the form of Note attached hereto as Appendix 1, and to perform all the obligations required to be performed by the undersigned pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned. The Offeree understands that the Offeror will be relying on the accuracy and completeness of the responses and representations made by the Offeree to Raise Green and in this Agreement, including those set forth below:

1. The Offeree represents and warrants that the Offeree has received, without limitation, the following information regarding the Offeror and that the Offeree is familiar with and understands the business and financial position of the Offeror, the risks of an investment in the Offeror, and the rights and restrictions applicable to the Subscribed Note as set forth therein.

2. The Offeree has read and understands the Form C submitted by the Company to the SEC, together with all related attachments or disclosures thereto, a copy of which is available through the SEC's EDGAR database (collectively, the "**Offering Disclosure Documents**").

3. The Offeree represents and warrants that:
   i. The Offeree (together with their professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Offeror and the Subscribed Note; and
   ii. The Offeree can bear the economic risk of the purchase of the Subscribed Note, including the total loss of the Offeree's investment in the Subscribed Note, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment.

4. The Offeree represents and warrants that the Offeree understands that no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Note for public investment. The Offeree acknowledges that the Subscribed Note has not been registered under the Act or the securities laws of any state (including, but not limited to, the state of Colorado), and shall be subject to any applicable restrictions on transfer as may be set forth in the Offering Disclosure Documents or under applicable law. The Company is under no obligation to register the Subscribed Notes under the Act or the securities laws of any state and currently has no plans to do so.

5. The Offeree represents and warrants that the Offeree is acquiring the Subscribed Note for their own account without a view to public distribution or resale and that the Offeree has no

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

agreement or arrangement to sell, or otherwise transfer, or dispose of any of the Subscribed Note to any other person of said Subscribed Note.

The Offeree understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply.

The Offeree confirms that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding which applies specific limitations for the first year after purchase of the newly issued Notes. After the one year period, any agreement to transfer or sell the Note will be authorized only by the written confirmation of both the Offeree and the Offeror. See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions.

6. The Offeree represents and warrants that the Offeree understands that the Offeror has no obligation or intention to register any of the Subscribed Notes for resale under the Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Notes or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents. Even if the Subscribed Notes become freely transferable, a secondary market in the Subscribed Notes may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Subscribed Notes for an indefinite period of time.

The Offeree acknowledges that the Offeror is authorized to issue uncertificated Subscribed Notes in the form attached hereto as Appendix 1, and hereby waives the Offeree's right to receive a physical certificate representing the Subscribed Note and consents and agrees to the issuance of uncertificated Subscribed Notes. The Offeror will maintain all books and records electronically.

7. The Offeree represents and warrants that the Offeror has not: (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Note; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Note under applicable legal investment or similar laws or regulations. The Offeree represents and warrants that, in determining to purchase the Subscribed Note, the Offeree has relied solely

upon the advice of the Offeree's legal counsel, accountant and/or other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Note, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice. The Offeree is not relying on (and will not at any time rely on) any communication (written or oral) of the Company as investment advice. The Offeree understands that estimates, projections, *pro forma* financial statements, budgets, business plans, and other forward-looking statements provided by the Company or any of the Company's representatives, by their nature, involve significant elements of subjective judgment and analysis that may or may not prove to be correct; that there can be no assurance that such estimates, projections, *pro forma* financial statements, budgets, business plans, and other forward-looking statements will be attained; and that the estimates, projections, *pro forma* financial statements, budgets, business plans, and other forward-looking statements should not and cannot be relied upon as a promise or representation of the future performance by the Company.

8. The Offeree represents and warrants that:
    i. The Offeree is familiar with the business and financial condition and operations of the Offeror, all as described in the Offering Disclosure Documents;
    ii. The Offeree has had access to such information concerning the Offeror and the Notes as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Note;
    iii. The Offeree has read the Offering Disclosure Documents (including, without limitation, any disclosure related to certain "risk factors" incident to an investment in the Subscribed Note) furnished to the undersigned, including all exhibits, appendices, attachments, and supplements (if any) thereto;
    iv. The Offeree recognizes that the Notes as an investment involve a substantial degree of risk and the Offeree is able to bear the economic risk that Offeree hereby assumes, which may include the risk of loss of the Offeree's entire investment.
    v. The Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Offeror and its business and affairs as the Offeree has reasonably requested.

9. The Offeree represents and warrants that the Offeree is not subject to backup withholding either because the Offeree has not been notified that the Offeree is subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified the Offeree that they are no longer subject to backup withholding.

10. If the Offeree is an individual, the Offeree represents and warrants that (i) that the Offeree is at least eighteen (18) years of age; (ii) maintains their principal residence in the State shown in Section D; and (iii) has the adequate means of providing for their current needs and personal and/or business contingencies. The Offeree further represents and warrants that any personal financial information which they have provided when signing up for their Raise Green account and in this Agreement accurately reflects their financial condition at the date of this Agreement, and the Offeree anticipates no material adverse change to that condition. If the Offeree is not an individual, the Offeree is fully authorized, empowered and qualified to execute and deliver this Subscription Agreement, to subscribe for and purchase the Notes and to perform its obligations under, and to consummate the transactions contemplated by this Agreement and this Subscription Agreement has been duly authorized by all necessary action on the part of the Offeree.

11. The Offeree represents and warrants that the Offeree understands that they may not cancel, terminate or revoke this Agreement except as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement shall survive their death or disability and shall be binding on their heirs, executors, administrators, successors and assigns; provided, however, that nothing in this Section shall be deemed to affect the Offeree's right to unconditionally cancel any investment commitment made in connection with the Offering for any reason until 48 hours prior to the Closing Date.

12. The Offeree shall, within ten (10) days after the receipt of a written request from the Offeror, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations applicable to Offeror.

13. The Offeree represents and warrants that all of the information the Offeree has provided in this Agreement is complete, true, and correct. The Offeree shall notify Raise Green at Info@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the Closing of their purchase of the Subscribed Note.

14. The Offeree understands that during the Offering Period any material updates or modifications to the Offering, if any, will be communicated to the Offeree via email from Raise Green and available on the Company's Offering Page at www.raisegreen.com. Offeree will be asked to reconfirm your investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and not required to reconfirm by resigning the Subscription Agreement unless otherwise notified.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

D.   Offeree Information and Notices.

If at any time during the 5 year period of holding the Subscribed Note, the Offeree's contact information as shown below changes, the Offeree confirms that the Offeree will promptly notify the Company of such changes.

All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Name: Elm Lea Renewable Energy, LLC

                   ℅ Solaris Energy, Inc.

Address: 430 North College Ave.

                   Suite 440

                   Fort Collins, Colorado 80524

Email: investors@solarisenergy.com

Attention: Investors

If to Offeree:

Name: _____

Mailing Address: _____

                   _____

Email: _____

State of Residence: _____

Attention: _____

E.   Indemnification.

The Offeree shall indemnify, hold harmless and defend the Offeror and their respective members, managers, officers, directors, employees, agents, affiliates, successors, and permitted assigns and the other Offerees who subscribe for a Note (collectively the "**Indemnified Parties**") from all damages, losses, costs, and expenses (including reasonable attorneys' fees) which an Indemnified Party may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any inaccuracy or breach of the representations and warranties made by the Offeree in this Agreement and the information furnished by Offeree or in connection with any other Offering Disclosure Documents provided by the Offeree to the Offeror or any member or manager thereof.

G.   Miscellaneous.

This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. This Agreement shall be governed and construed in accordance with the laws of the State of Colorado, without applying any conflict of law principles.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the undersigned has executed this Subscription Agreement as of the date set forth below.

Dated: _____

Signature[1]: _____

Print Name: _____

Investment Amount (i.e. principal balance): _____

Number of Notes (Increments of $100.00, minimum of five): _____

The offer to purchase Note(s) as set forth above is confirmed and accepted by the Company as to the Principal Balance set forth immediately above for a like amount to be paid by Offeree.

Elm Lea Renewable Energy, LLC

Dated: _____

Signature: _____

Print Name: Alexander E. Blackmer

Title: Manager

---

[1] By signing here, you represent that you are an "authorized signatory" for the account purchasing.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 1 – Form of Note

This is a representative form of what a promissory note is. This is not supposed to be executable. It serves only as a legacy comparison to traditional corporate promissory notes.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF EFFECTIVE REGISTRATION STATEMENTS UNDER SUCH ACT AND STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE DEBTOR THAT SUCH REGISTRATION IS NOT REQUIRED.


Elm Lea Renewable Energy, LLC

PROMISSORY NOTE


Amount: $ XXXXXX

Issuance Date: __May 15, 2021_____

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, Elm Lea Renewable Energy, LLC, a Colorado Limited Liability Company (the "**Company**"), hereby promises to pay, at any time on or after the earlier of (i) Optional Prepayment Date, (ii) the Mandatory Redemption Payment Date, or (iii) May 14, 2026 (collectively the "**Maturity Date**"), to [Name] (the "**Holder**") the principal sum of [$XXXXX] or such lesser principal amount then outstanding, together with all accrued and unpaid interest thereon as set forth below.

This Note is being issued in connection with the Offering (as defined in the Subscription Agreement) by Company in an amount of up to $250,000 pursuant to the terms of certain Subscription Agreements (the "**Subscription Agreements**") by and between Company and the Holder. Terms not defined herein shall have the meanings set forth in the Subscription Agreements.

Section 1. Interest.

Interest on the principal amount of this Note will accrue from and including the date hereof until and including the date such principal amount is paid, at a simple (non-compounding) rate equal to four and one-quarter percent (4.25%) per annum.

Principal and interest shall be payable in lawful money of the United States of America, in immediately available funds, at the principal office of the Holder or at such other place as the legal holder may designate from time to time in writing to the Company. Interest shall be computed on the basis of a 365-day year, for the actual days elapsed. Notwithstanding any other provision of this Note, the Holder hereof does not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

Section 2. Terms and Method of Payment.

The Notes constitute a general unsecured and unsubordinated obligation of the Company. The Company will repay principal and interest on the Notes to the Holder semi-annually at the close of business on the six (6) and twelve (12) month anniversary of the Issuance Date of the Notes, (each a "**Payment Date**") continuing each year until the Maturity Date.

The Company may, at its option, pay this Note in whole or in part prior to the Maturity Date without the prior approval or consent of the Holder (an "**Optional Prepayment**"), provided that the Company shall prepay, on the consummation of a Change of Control (the "**Mandatory Redemption Payment Date**"), all outstanding principal and accrued interest on the Notes (a "**Mandatory Redemption**"). The Company will use its best efforts to provide the Holder with at least thirty (30) days' prior notice to any Optional Prepayment (an "**Optional Prepayment Date**"). On each Optional Prepayment Date and the Mandatory Redemption Payment Date, each payment will consist of (i) the outstanding principal subject to such prepayment, (ii) accrued and outstanding interest on such principal subject to such prepayment, and (iii) a prepayment bonus of 1% of the remaining principal amount. Any prepayments made shall be distributed equally amongst all Investors. . To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

As used in this Note, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in ownership of more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which the persons owning a majority of the issued and outstanding voting securities of the Company prior to such merger or reorganization retain more than fifty percent (50%) of the combined voting power of the resulting entity.

If any Payment Date, the Maturity Date, Optional Prepayment Date, or Mandatory Redemption Payment Date, falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay.

Section 3. Events of Default.

The occurrence of any of the following events shall constitute an event of default in the Notes (an "**Event of Default**"): (i) failure to make a payment of principal and interest on a Payment Date and the Company fails to cure such nonpayment within thirty (30) days of the Payment Date; (ii) the Company shall be adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction and such case or order is not discharged or stayed within sixty (60) days; or (iii) the Company shall institute proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Section 4. Remedies upon Default.

Once the Company has received written notice of an Event of Default in accordance with Section 3 from Holders holding at least 30% of the value of the outstanding principal on the Notes, all Notes will become due and payable immediately without any other demand or notice of any kind. Upon the occurrence of an Event of Default, if the Holder at its sole discretion elects to allow the Company to continue with repayment of the principal and interest on this Note after an Event of Default, the interest rate on the unpaid principal of this Note will change to a simple (non-compounding) rate of 6.25% per annum (the "**Default Interest Rate**"). As of the date of any Event of Default, assuming the Holder allows reinstatement or continuation of this Note, the Default Interest Rate shall become the new rate of interest on this Note.

Section 5. Miscellaneous.

This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto. This Note is made under and shall be governed by and construed in accordance with the internal laws of the State of Colorado, without giving effect to the conflict of laws provisions. This Note may be amended, substituted, altered, waived, modified or extended, and the Note may be substituted, extended, converted or exchanged, by the written consent of the Company and the Holder. If any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute thereof, and upon so agreeing, shall incorporate such substitute provision in this Note. In no event will any member, manager, officer, director, or affiliate of the Company be personally liable for any amounts due and payable pursuant to this Note. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first written above.

COMPANY:

Elm Lea Renewable Energy, LLC

By: _____

Name: Alexander E. Blackmer

Title: Manager

AGREED AND ACKNOWLEDGED:

HOLDER:

_____

Name

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 2 – Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database located at https://www.sec.gov/edgar/searchedgar/companysearch.html. The Company's Offering page that can be found on www.raisegreen.com and contains a Forum section for Offeree's to ask questions and receive answers.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 3 – Restrictions on the Transfer or Sale of Securities

Within the First Year after the Purchase

Any communication regarding a Subscribed Note shall be made directly with the Company. Only upon written approval of both the Company and the Offeree will a transfer or sale of a Subscribed Note be permitted.

The securities being offered generally may not be resold by any Investor of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Post the First Year after the Purchase

Any communication regarding the Subscribed Note shall be made directly with the Company. Only upon written approval of both the Company and the Offeree will a transfer or sale of the Subscribed Note be permitted.

The Company maintains the books and records of all Noteholders for the duration of the Subscribed Note. Without limiting the foregoing, the Company shall not recognize and shall issue "stop-transfer" instructions with respect to any such sale, pledge, or transfer not made in accordance with the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable federal and state securities laws. Unless there is an effective registration statement under the Act covering the Subscribed Notes, before any proposed sale, pledge, or transfer of any Note may occur, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Note may occur without registration under the Securities Act, whereupon the holder of such Note shall be entitled to sell, pledge, or transfer such Note in accordance with the terms of the notice given by the Holder to the Company.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 6 – Offering Page

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE
Raise Green


FUNDED
$0.00 raised
Maximum $250,000.00
Target $50,000.00
0
Investors
52
Days Left
Start date: March 23, 2021
End date: May 14, 2021
INVEST
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(https://
solaris-
(http(s://(h/t/t(phs/t/t(p/s/s/...

Overview

Elm Lea Renewable Energy LLC

Invest in a solar array for an innovative school in Vermont.



Elm Lea Renewable Energy LLC

Highlights

- Investing in a solar panel array that has been successfully operating and generating revenue for over 4 years.

- Proven track record of steady payment by a long-running, innovative school in Vermont.

- Wholly-owned by a well-diversified solar developer with a strong balance sheet.

- Frees up parent capital to get new early-stage projects built.

Investment Terms

Elm Lea Renewable Energy LLC is issuing **Senior Unsecured Debt** called Solar Refinance Notes ("Notes") with the following characteristics:

- Minimum principal investment is $500, with incremental amounts of $100 thereafter.

- A fixed interest rate of 4.25% per year paid semi-annually for the 5 year term of the Note.

- 5 Year final maturity (May 14, 2026).

- Target minimum offering amount of $50,000 with a maximum offering amount of $250,000.

- The Notes may be called (repaid) by the Company at any time before the final maturity date, with a 1% penalty paid to the Investor if called.

- In addition to interest, the Investor will receive semiannually a repayment of their invested principal. So for each of the 10 semiannual payments, Investors will receive a flat payment that includes interest due plus repayment of a portion of their principal.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

The Project

This is an opportunity to invest in Elm Lea Renewable Energy, LLC (Elm Lea), a wholly-owned subsidiary of Solaris Investment Group (SIG), formed to provide the Putney School (Putney) in Vermont with clean, renewable energy for 28 buildings across its campus (Figure 1).

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Investors in this securities offering will leverage an already operational 446.4-kilowatt solar project that has been producing clean electricity for students over the past 4.5 years and has a binding 20 year contract with Putney to continue purchasing the energy generated from the project.



Figure 1. The Elm Lea solar project powers 28 buildings at the Putney School, complimenting the school's approach to self-sufficiency, sustainability, and resilience.

"Solar is no longer just an environmental solution but has financial benefits. We want more than just big banks to realize those gains."

- Alex Blackmer, Manager of Elm Lea & CEO of Solaris Energy

The Company

Solaris Investment Group (SIG) owns the subsidiary and operates the Elm Lea solar project at The Putney School in Vermont, as well as 73 other solar project sites in 7 states worth an estimated value of over $14 million. The vast majority of these projects are for non-profits, schools, faith-based organizations, and governments.

Solaris Energy managed the development and construction of the Elm Lea solar project in 2015-2016, in partnership with the Putney School (Figure 2) and with upfront capital provided by SIG. Solaris Energy was founded in 2011 from non-profit roots with a mission to accelerate the widespread deployment of distributed solar energy systems by offering customers low-cost financing to reduce their environmental impact, increase their bottom line, and participate in the worldwide shift to renewable energy.



Figure 2. Solaris Energy's team enjoying time together at a socially-distanced company retreat.

Solaris Energy has developed and sourced financing for 10.5 MW of solar energy systems, with an estimated 18 MW under construction, under contract, or with high probability and another 12 MW in close-in sales pipeline (Figure 3).

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE
5/25/2021 Raise Green


Existing Investors
Private | None owning more than 19%
Solaris Energy, Inc.
Entity that provides legal, administrative, and O&M support for all solar projects.
Solaris Investment Group, LLC
Provides capital for individual projects, financing support & project guarantees.
Other Solar Projects
Solar Investment Group owns and are currently developing other similar solar projects.
New Crowdfunding Investors (YOU)
Investors on Raise Green buy debt from Elm Lea Renewable Energy, LLC
Elm Lea Renewable Energy, LLC
Wholly-owned subsidiary to segment capital for individual projects and investors
The Putney School, Inc.
Purchases all of the electricity generated by Elm Lea's solar array with a 20 year contract.

Figure 3. The ownership of Elm Lea Renewable Energy LLC, the issuer of these crowdfunded debt securities.

The Offtaker

Putney was founded in 1935 by progressive education pioneer Carmelita Hinton, with a commitment to developing each student's full intellectual, artistic, and physical potential. The school is a co-education boarding and day school for high school students where sustainability is considered a way of life.

The school has an ambitious master plan that includes the steps it will take towards becoming a net-zero campus. This project is one major step in that plan. The Putney project has an additional benefit of providing grazing land for local sheep — demonstrating an early example of the blending of photovoltaics and agriculture into what has since become known as agrivoltaics.

Putney School has a 100% finance and accountability rating on Charity Navigator. Putney has also made on-time payments in full to SIG every month since the project went online in July 2016. The school's master plan to make the campus net-zero also provides a substantial incentive to ensure payment for the solar project's energy production.

The Utility

Green Mountain Power is the utility service provider for the Putney project. The utility offers a unique virtual group net-metering solution, which allows the project's solar energy to be distributed virtually among 28 buildings on campus.

Green Mountain Power allocates net metering credits to the designated electric meters based on the electricity generated by the solar system. Putney is required to pay SIG for the bill credits received by the school from the utility through a group net metering agreement. SIG then pays Solaris Energy for asset management and operations and maintenance (O&M) services for the project.

Sharing is Caring

Help spread the word about this opportunity to your network! Solaris Energy developed a plug-and-play outreach toolkit to make it easy for you! Due to federal legalities, it is highly recommended that users copy & paste the sample content exactly as it is displayed (https://www.solarisenergy.com/invest-in-solar-outreach).

Solaris Energy, Solaris Investment Group, and associated companies are not responsible for any alternative language used to promote this offering.

Investment

Use of Proceeds

The funds raised in this offering by Elm Lea are in the form of a loan against the fully operating solar system owned by the Company. By taking on this debt, Elm Lea can pay SIG back for originally invested capital and SIG will use the funds to invest in new solar PV systems, similar to the one at the Putney School. Currently, the funds are intended to be used for construction of a 5.5 MW solar energy system at a large state University that has adopted aggressive campus sustainability goals.

Depending on funding needs at SIG, the funds from this Offering may also be allocated to building other additional solar energy systems across the United States, which produce similar financial and environmental benefits as Elm Lea. The Company plans to use the proceeds in the following manner summarized in Table 1 below.

Use of Proceeds

The funds raised in this offering by Elm Lea are in the form of a loan against the fully operating solar system owned by the Company. By taking on this debt, Elm Lea can pay SIG back for originally invested capital and SIG will use the funds to invest in new solar PV systems, similar to the one at the Putney School. Currently, the funds are intended to be used for construction of a 5.5 MW solar energy system at a large state University that has adopted aggressive campus sustainability goals.

Depending on funding needs at SIG, the funds from this Offering may also be allocated to building other additional solar energy systems across the United States, which produce similar financial and environmental benefits as Elm Lea.

The Company plans to use the proceeds in the following manner summarized in Table 1 below.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%
Less: Solar Notes issued to Raise Green	1,000	2%	5,000	2%
Less: Raise Green Service Fees	2,500	5%	12,500	5%
Net Proceeds	46,500	93%	232,500	93%
Less: Refinance Elm Lea Solar Array	44,500	89%	231,500	93%
Less: Legal	2,000	4%	3,000	1%
Less: Accounting	1,000	2%	3,000	1%
Total Use of Net Proceeds	46,500	95%	232,500	95%

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

- **Refinance Existing Solar Array.** Providing debt to Elm Lea Renewable Energy, LLC for the existing, operating solar array installed at the Putney School.

- **Legal and Accounting.** The Company anticipates some legal and accounting fees associated with issuing, closing, and servicing the offering.

- **Financing.** Raise Green charges success fees of 5% of the total raised amount and 2% of the securities offered.

COVID-19 Exemption

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

- **Refinance Existing Solar Array.** Providing debt to Elm Lea Renewable Energy, LLC for the existing, operating solar array installed at the Putney School.

- **Legal and Accounting.** The Company anticipates some legal and accounting fees associated with issuing, closing, and servicing the offering.

- **Financing.** Raise Green charges success fees of 5% of the total raised amount and 2% of the securities offered.

COVID-19 Exemption

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Team



Alex Blackmer,
Elm Lea Renewable Energy LLC Managing Member, Solaris Energy CEO and Founder.

Alex Blackmer Elm Lea Renewable Energy LLC Managing Member, Solaris Energy CEO and Founder. Alex has been involved in energy design and ..

Read More

Documents

Updates

FAQ

Who manages the solar array if something goes wrong?

When will the solar array be built?

How do I get paid back?

You will get paid back twice a year as the Putney School pays its electricity bill. Please note, investors who provide direct deposit information will receive payments electronically and sooner than those who require mailed checks.

What happens if Putney School wants to buy the solar panel from Elm Lea?

Forum

Risks & Disclosures

A crowdfunding investment involves risk.
You should not invest anything you cannot lose entirely.

There can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, Investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that an Investor will realize their anticipated return on said investment, or any return at all, or that said Investor will not lose their entire investment. Each prospective Investor should consult with the prospective Investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the Note.

Company Risks

Customer Repayment Risk

There is a risk that the Putney School fails to make payments to the Company and defaults under the Net Metering Contract. While the Putney School has been consistently making on-time payments in full since the beginning of the contract term in July 2016, there can be no assurances that such timely payment will continue. The Putney School's failure to make timely payments may result in a negative effect regarding the Notes. Additionally, while the Company has the right to remove equipment from the site upon Putney's default, some of the equipment is difficult to remove and removal may decrease the residual value of such equipment which results in limited or no cash recoupment from such equipment which proceeds would be used to pay the Investors. This could impact Accounts Receivable and the cash available to repay Investors.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns for shareholders or noteholders. While the equipment is covered by a number of insurance policies to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company.

Change in Regulations

The Company is subject to legislation and regulation at potential all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

The Company depends on renewable energy contractors and subcontractors to maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments under the Net Metering Contract.

COVID-19

The recent outbreak of the novel coronavirus (COVID-19) in many countries is adversely impacting global commercial activity and has contributed to significant volatility in financial markets. The global impact of the pandemic has been rapidly evolving and has created significant disruptions in the global demand and supply chains. Such actions are adversely affecting a wide range of different industries. While the longer-term scope of the potential impact of COVID-19 cannot be known at this time, the COVID-19 outbreak and any other outbreak of any infectious disease or other serious public health concern are likely to have a profound negative impact on economic and market conditions and trigger a period of global slowdown. This economic impact could adversely impact the Putney School and therefore adversely affect the financial condition of the Company. As a result, COVID-19 presents material uncertainty and risk with respect to the Company's overall performance and financial results may also be materially and adversely affected.

Fixed Income Risks

Fixed Income Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

General Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

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DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Appendix 7 – Video Script

DocuSign Envelope ID: 62002531-9436-44E3-BF08-C5585CCE2EDE

Transcript

Alex Blackmer 0:01
We're raising money for Elm Lea Renewable Energy LLC, which has built a 446 kilowatt solar array serving 28 different buildings on the campus of the Putney school.

Jessica Rawley 0:17
So right now, we are at a ground mount solar PV system. This looks very similar to the system that's at the Putney school.

Alex Blackmer 0:29
The Putney School is a progressive high school. I went to school there in the 70s at Putney, sustainability and self sufficiency is a way of life. The school raises much of its own food, it's also in this case going to be raising its own energy.

Jessica Rawley 0:46
We really believe that engaging communities in the process of renewable energy is incredibly important. And through crowdfunding, it really just opens up that amazing opportunity for everybody that ever wanted to be involved.

Alex Blackmer 1:04
Climate change is an issue that affects us all. And it's important that individuals across the country or across the world have the opportunity to participate in a solution.